NOTICE OF 2022 ANNUAL MEETING & PROXY STATEMENT



DIGITAL TRANSFORMS PHYSICAL

NOTICE OF 2022 ANNUAL MEETING OF STOCKHOLDERS

 Monday, January 31, 2022

 12:30 p.m. Eastern Standard Time

 PTC Inc. 121 Seaport Boulevard Boston, MA 02210

Matters to be Voted on at the Meeting

Proposal 1

Elect eight directors to serve until the 2023 Annual Meeting of Stockholders.

✔ **The Board of Directors recommends a vote FOR All Nominees**

Proposal 2

Advisory vote to approve the compensation of our named executive officers (say-on-pay).

✔ **The Board of Directors recommends that you vote FOR the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.**

Proposal 3

Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

✔ **The Board of Directors recommends that you vote FOR the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022.**

Other matters that are properly brought before the meeting may also be considered.

Stockholders at the close of business on December 2, 2021 are entitled to vote.

Please vote your shares before the meeting, even if you plan to attend the meeting.

Your broker will not be able to vote your shares on the election of directors or the say-on-pay proposal unless you have given your broker specific instructions to do so.

By Order of the Board of Directors

AARON C. VON STAATS

Secretary

Boston, Massachusetts
December 20, 2021

Important Notice of the Internet Availability of Proxy Materials

The Proxy Statement and our 2021 Annual Report are available to stockholders at **www.proxyvote.com.**



Over the past year we again executed well against our strategic initiatives, establishing a solid foundation for the future.

DEAR FELLOW STOCKHOLDERS,

Our Financial and Operating Performance

Our performance in 2021 reflects strong execution. We delivered our fourth consecutive year of double-digit organic ARR (Annual Run Rate) growth, while also delivering operating cash flow growth of 58% and free cash flow growth of 61%.

You can find additional information about our business performance for the year in our Annual Report to Stockholders, which accompanies this proxy statement.

Our Initiatives to Increase Board Diversity

As we've discussed with many of our stockholders, we've been focused on increasing racial and ethnic diversity on the Board of Directors.

As part of our ongoing Board refreshment process, we were running two director searches in 2021, with a focus on adding racial or ethnic diversity to the Board. We required that all candidate pools presented to the Board include at least two candidates that were ethnically or racially diverse, in addition to meeting the other search criteria. We amended our Corporate Governance Guidelines in 2021 to expressly add racial, ethnic, and LGBTQ+ diversity as an important consideration when evaluating director candidates. Later in 2021, in response to stockholder feedback, we also amended our Nominating Committee Charter to expressly add those same aspects of diversity as an important consideration in the selection of director candidates, and to expressly commit to using the "Rooney Rule" in candidate searches – which approach we had informally been using as part of all our recent searches. Through these measures, we hope to be able to add a director with racial or ethnic diversity in the next year.

Our ESG Initiatives

As we've also discussed with many of our stockholders, we've been focusing on advancing our Environmental, Social and Governance initiatives.

In 2020, we hired our first Chief Diversity and Inclusion Officer to drive our diversity and inclusion initiatives and have implemented initiatives to identify, attract and retain employees that are underrepresented minorities.

In 2021, we retained a consultant to help us develop an appropriate process to collect and track relevant information for our community engagement and environmental programs that will enable us to develop appropriate goals and track progress against those goals that we can share. We also intend to conduct an ESG materiality analysis to enable us to address those items that are most material to us and our stakeholders.

We describe these initiatives measures further in **Corporate Sustainability and Responsibility** below.

Looking to the Future

Given our execution in 2021 and the steps we are taking to increase diversity on the Board and in the company and to advance our ESG initiatives, we believe the company is well-positioned for the future.

We thank you for your continued support of PTC.

Sincerely,

ROBERT SCHECHTER

Chairman of the Board

+16%
ARR OVER 2020

+58%
CASH FLOW FROM OPERATIONS OVER 2020

+61%
FREE CASH FLOW OVER 2020

+170%
5-YEAR STOCK PRICE INCREASE

+45%
1-YEAR STOCK PRICE INCREASE

2021 STOCKHOLDER ENGAGEMENT

Fall 2021 Engagement

Investors Contacted	Discussions Held
37 Investors	**15** Investors
64.8% Outstanding Shares	**28.8%** Outstanding Shares

Primary Topics Discussed

Executive Compensation

Board Diversity

Board Oversight of ESG

ESG Initiatives

We engaged with stockholders in Fall 2021. The conversations included corporate governance matters, including our executive compensation program. Robert Schechter, Chairman of the Board, Mark Benjamin, Chair of the Compensation Committee, and Janice Chaffin, Chair of the Corporate Governance, Cybersecurity and Nominating Committees, participated in a number of these discussions. Other participants from the company included our Investor Relations representatives, our General Counsel, our Corporate & Securities Counsel, and a senior member of our Compensation group.

For our engagement, we targeted all investors holding at least 0.75% of our outstanding stock, and additional investors in our Top 50 investors that we knew had voted against our 2021 Say-on-Pay proposal.

What We Heard	How We Are Responding
Board Diversity	
Stockholders would like to see ethnic and/or racial diversity on the Board.	The Board values diversity and believes that diversity among the directors as to personal and professional experiences, opinions, perspectives, and backgrounds, including diversity with respect to race, ethnicity, gender, age, cultural backgrounds, sexual identity and gender orientation is desirable.

In 2021, in order to support and evidence its conviction that racial and ethnic diversity on the Board is important, the Board:

• Amended our Corporate Governance Guidelines to add racial, ethnic and LGBTQ+ diversity as specific types of diversity to be considered when evaluating potential director candidates.
• Amended the Nominating Committee Charter to make the same change.
• Amended the Nominating Committee Charter to require that all pools of director candidates include at least two candidates that are racially, ethnically or LGBTQ+ diverse – formalizing what has been the Board's informal practice for a number of years.

The Board had two director searches open in 2021 and actively sought diverse candidates by requiring that all pools of potential candidates include at least two diverse candidates and opening the aperture to identify candidates that might not otherwise be identified. In December 2021, we appointed Ms. Michal Katz to the Board effective as of February 8, 2022. We hope to add a racially or ethnically diverse director to the Board within the next year as a result of the open director search. |

ESG Oversight and Initiatives

Stockholders would like more visibility into our Board's oversight of our management of our ESG risks and opportunities.	In this Proxy Statement, we've provided additional information in **Board Risk Oversight** below as to how the Board oversees our management of our ESG risks and opportunities.
Stockholders would like more visibility into our ESG initiatives and goals.	We expect to publish our third Corporate Sustainability Report in late December 2021 that will describe our corporate sustainability initiatives and provide visibility into our human capital management and other social initiatives and programs and our environmental opportunities. In connection with that report, we plan to provide a matrix of our initiatives and programs as aligned with the SASB framework. As we discussed with stockholders, our ability to measure and track our environmental impact, and to set appropriate goals, is at an earlier stage than our social and governance initiatives and programs. We have retained a consultant to assist with our environmental initiatives. We expect to complete the initial assessment and program development in 2022.

Executive Compensation

Stockholders expressed a number of views with respect to executive compensation.	Our Executive Compensation conversations and responses are discussed in **Compensation Discussion and Analysis** below.

CORPORATE SUSTAINABILITY AND RESPONSIBILITY

We recognize the close connection between our success and our ability to make a positive impact on our customers, our employees, and our communities. Giving back to communities, embracing a culture of diversity, equity, and inclusion, and practicing sound ethics aren't just the right thing to do. These efforts help make us an employer of choice, differentiate our brand, and support profitable and responsible growth. You can read about our Corporate Social Responsibility initiatives at **ptc.com/en/about/corporate-social-responsibility**. We expect to release our Corporate Social Responsibility Report for FY20 and FY21 in the coming months and to make it available there. The reference to our Corporate Social Responsibility Report and our website are not intended to incorporate information in that report or on our website into this Proxy Statement by reference.

Community Engagement

Our Commitment

We are committed to creating a better reality by providing financial grants to organizations with charitable and social missions and by supporting employees in their efforts to give back to the community.

Why It's Important

PTC is part of our communities. It is where our employees, customers, suppliers, and partners live and work. Supporting the growth of strong, resilient communities helps us and, we believe, inspires others to make the world a better place.

Our Approach

The **PTC Foundation** focuses on charitable giving in STEM and Education and in the communities where PTC employees, partners and stakeholders are located.

- The Foundation supports educational initiatives, nonprofits, and educational institutions, with a particular focus on STEM, education, entrepreneurship, technology advancement, and programs that promote diversity.
- The Foundation also supports nonprofits and programs in the communities where PTC employees, partners, and stakeholders are located with philanthropic donations and an employee charitable donation match.
- During FY20 and FY21 the PTC Foundation made over $900,000 in philanthropic grants.

We also provide **direct support** to STEM and educational institutions and initiatives with in-kind donations, and provide our employees with paid time off to volunteer with charitable organizations and community initiatives.

Diversity, Equity & Inclusion

Our Commitment

DEI is critical to how we think about our employee culture, our engagement with our customers and partners, and the communities in which we work and live.

Our definition of "diversity" is intentionally broad and includes many groups, united by purpose. Our common goal is to drive meaningful change and to create an environment where all employees can succeed personally and professionally. We are also committed to embedding equity into every part of the organization, promoting an innovative, inclusive forward-thinking culture, and building high-performing teams.

Why It's Important

Our future performance is dependent on our ability to attract, develop, and retain a diverse workforce of talented and engaged employees who believe in the purpose of PTC.

Our Approach

We have a history of working to attract a wide diversity of people from different backgrounds, cultures, education experiences, and religions because we know that a workforce that reflects the diversity of our customers and communities will bring more innovative thinking and better ideas and solutions to our business.

Formalize Our Commitment. In 2020, like many organizations, we realized we needed to accelerate our progress. We created a formal DEI team and appointed our first Chief Diversity Officer to examine the full scope of the talent management process with a specific focus on underrepresented groups (URGs) in the tech industry, including people of color, women, and members of the LGBTQIAP+ community.

Enhance Our Strategy and Talent Practices. In 2020, working with a consultant, we conducted a baseline assessment of our DEI policies, practices, and programs. The results are informing our strategy and talent practices as we embed DEI principles into how we attract, select, retain, and develop talent.

- We are rolling out DEI learning and development experiences, including unconscious bias training and inclusive design workshops, and leveraging PTC's 11 Employee Resource Groups to help raise awareness of diversity within our organization.
- We are taking steps to increase our attraction and talent-sourcing capabilities, including launching new recruiting practices, enhancing our internship programs, and implementing a policy encouraging that interview slates for vice president and above positions include dimensions of diversity such as gender, , veteran status, and race or ethnicity.

Build Accountability. We are working to establish goals and metrics to hold ourselves accountable and have invested in technology tools to track our diverse talent pipeline, hiring slates, and hiring conversions.

 Environmental Sustainability

Our Commitment

We are committed to addressing our environmental impact and to providing solutions to our customers that enable them to transform their businesses and operations to reduce their environmental impact and that of their customers.

Why It's Important

Climate change is real, and we all have a role to play in addressing and seeking to mitigate our climate impacts. As a software company, our environmental impact is relatively significantly lighter than the customers we serve and results mainly from our offices and our employees.

Our Approach

Address Our Direct Impacts

- Our new world headquarters building in the Boston Seaport has received LEED Platinum certification.
- Our sustainability initiatives include recycling programs, energy and resource conservation programs, and public transportation support programs.
- We have significantly expanded our use of videoconferencing for meetings that previously would have required travel. While this initiative was accelerated due to the COVID-19 pandemic, we expect to continue to leverage videoconferencing as way to reduce our business travel and that required by our customers.
- We do not own or lease any corporate jets and are reducing business travel through adoption of policies and technology that require us to think about business travel differently and to leverage technology where appropriate.

Support Our Customers' Digital Transformation Initiatives

We are committed to driving innovation and creating products that help our customers improve productivity and reduce costs and help them achieve their own sustainability goals and those of their customers.

Our software products enable companies to design, manufacture, and service their products in ways that lower their physical environmental impact by saving energy, reducing materials usage and waste, and increasing efficiency. Our augmented reality software enables our customers to service their products and train their employees in more sustainable ways by enabling them to remotely service their products and to train their employees more efficiently, including remotely, enabling them to make processes more efficient and to reduce travel. We are exploring ways to capture and report the efficiencies and reductions in environmental impact realized by our customers through the use of our software.

 # Cybersecurity and Data Privacy

Our Commitment

have implemented and continue to implement measures intended to maintain the security and integrity of our products, source code and IT systems and are committed to collecting, processing, and protecting our information and that of our customers, employees and partners in compliance with applicable laws and regulations.

Why It's Important

The potential for a security breach or system disruption has significantly increased over time as the scope, number, intensity and sophistication of attempted cyberattacks and cyber intrusions have increased.

Our Approach

Cybersecurity

Cybersecurity is a risk area with oversight at the highest levels of the organization, including the Executive level and Board.

The Cybersecurity program is constantly under review as we are always adapting to new threats and maturing the program. As a matrixed cybersecurity organization, we have adopted the "Three Lines of Defense Model" to effectively address Cybersecurity Risk Management, Controls and Assurance. The overall operational program is led by a cross functional Cybersecurity Strategy Council led by the office of Cyber Risk Management that reports to our Chief Compliance Officer. The Council is supported by a qualified team of security professionals and key business stakeholders from all key functions including Products, IT Infrastructure, SaaS and Cloud. The Cybersecurity Risk and Privacy teams are supported from an Assurance perspective by our Internal Audit Teams. All Cybersecurity, Risk and Internal Audit functions report periodically to the PTC Executive Leadership Team and the Cybersecurity Committee of the Board.

As part of the program, we regularly train our employees on cybersecurity risks and our policies and practices designed to address to those risks.

Data Privacy

We understand the importance of protecting personal information. We have adopted a robust Privacy Policy that covers how we process any personal data we collect through our website and in connection with managing our workforce and conducting our business.

We also maintain a comprehensive written information security plan for the protection of personal and proprietary information. The security plan includes policies and procedures for accessing, collecting, storing, using, transmitting, and protecting personal information.

In addition, all employees receive information security training annually.

Corporate Governance Highlights

 Board Independence

- Independent and Diverse Board of Directors
- Independent Board Chair
- Independent Audit, Compensation, and Nominating Committee Chairs
- Independent Audit, Compensation, and Nominating Committees

 Board and Committee Practices

- Regular Executive Sessions of Independent Directors
- Annual Board and Director Evaluations
- Comprehensive Risk Management Oversight
- CEO and Management Succession Planning

 Stockholder Rights

- Annual Election of All Directors
- Annual Say-on-Pay Vote
- No Supermajority Voting Requirements
- Stockholder Right to Call a Special Meeting
- Majority Voting Policy for Uncontested Director Elections
- No Poison Pill

 Stock Governance

- Robust Stock Ownership Requirements for Directors and Executive Officers
- No Hedging or Pledging of Stock by Directors, Executives or Employees
- No Payment or Accumulation of Dividends or Dividend Equivalents on Options or Unvested Shares

 Compensation Practices

- Pay-for-Performance Compensation
- Half Our Executives' Annual Target Compensation is Performance-Based
- Independent Compensation Consultant
- All Executives are Employed "At Will"
- "Double-Trigger" Change in Control Agreements
- No Excise Tax Gross-Ups
- Compensation Clawback Policy
- No Perquisites or Supplemental Retirement Benefits
- Performance-Based Incentive Plan Earnings are Capped
- Tally Sheets Reviewed Annually
- Annual Risk Assessment of Pay Programs

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement and does not contain all the information you should consider. You should read the entire proxy statement before voting.

See the Letter from the Chairman of the Board on page 3 for highlights of PTC's 2021 performance.

All references to 2021 and 2020 refer to PTC's fiscal years ended September 30, 2021 and 2020, respectively, unless otherwise indicated.

Matters to be Voted on at the Meeting

Proposal 1

Elect eight directors to serve until the 2023 Annual Meeting of Stockholders.

✓ **The Board of Directors recommends a vote FOR All Nominees**

Proposal 2

Advisory vote to approve the compensation of our named executive officers (say-on-pay).

✓ **The Board of Directors recommends that you vote FOR the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.**

Proposal 3

Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

✓ **The Board of Directors recommends that you vote FOR the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022.**

Director Nominees

James Heppelmann, 57
Not Independent
CEO PTC Inc.
Director since 2008

Janice Chaffin, 67
Independent
Former President, Consumer Business Group, Symantec, Inc.
Director since 2013

Robert Schechter, 73
Independent
Former CEO NMS Communications Corporation
Director since 2009

Klaus Hoehn, 70
Independent
Former Senior Advisor, Innovation and Technology to the Office of the Chairman, Deere & Company
Director since 2015

Mark Benjamin, 51
Independent
CEO Nuance Communications, Inc.
Director since 2021

Paul Lacy, 74
Independent
Former President, Kronos, Inc.
Director since 2009

5-11 years
0-4 years
12+ years

Blake Moret, 59
Independent
CEO Rockwell Automation, Inc.
Director since 2018

Corinna Lathan, 54
Independent
CEO AnthroTronix, Inc.
Director since 2017

Tenure

Shorter – Tenured Directors (0 – 4 years) – 3


Medium – Tenured Directors (5 – 11 years) – 2


Longer – Tenured Directors (12+ years) – 3


Independence

Independent – 7


Non-Independent – 1








Alignment of Pay and Performance

FIVE-YEAR CEO TOTAL REALIZED PAY VS RELATIVE TSR

CEO Realized Pay Rank
100%
75%
50%
25%
0%
0%
25%
50%
75%
100%
Performance Rank
NOW
FICO
CDNS
PAYC
GWRE
NUAN
ADSK
SPLK
BKI
CTXS
ANSS
AKAM
FFIV
BLKB
ZD

FIVE-YEAR NEO TOTAL REALIZED PAY VS RELATIVE TSR

NEO Realized Pay Rank
100%
75%
50%
25%
0%
0%
25%
50%
75%
100%
Performance Rank
NOW
FICO
SPLK
PAYC
CDNS
ADSK
CTXS
ANSS
FFIV
BKI
NUAN
AKAM
BLKB
GWRE
ZD

Alignment of Executives and Stockholders

PSUs TIED TO STRATEGIC GOALS + **THREE-YEAR VESTING OF RSUs** + **SUBSTANTIAL STOCK OWNERSHIP REQUIREMENTS** + **CLAWBACK PROVISIONS** = **ALIGNED INTERESTS BETWEEN OUR EXECUTIVES AND STOCKHOLDERS**

2021 PricewaterhouseCoopers LLP Services and Fees

Type of Professional Service	2021	2020
Audit Fees	$2,846,229	$2,813,068
Audit-Related Fees(1)	$ 31,417	$ 221,580
Tax Fees(2)	$2,264,445	$2,002,587
All Other Fees(3)	$ 900	$ 2,700

(1) 2020 audit-related fees are principally related to the comfort letter for our debt issuance in 2020.

(2) Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees as follows:

Type of Tax Service	2021	2020
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 564,445	$ 581,063
Tax compliance services related to PTC's expatriate employees	$ 0	$ 11,493
Other tax services, including tax planning and advice services and assistance with tax audits	$1,700,000	$1,410,031
Total	$2,264,445	$2,002,587

(3) Consists of fees for accounting research and compliance software.

See Proposal 3 for more information about PricewaterhouseCoopers LLP's services.

TABLE OF CONTENTS

3 LETTER FROM OUR CHAIRMAN

4 2021 STOCKHOLDER ENGAGEMENT

6 CORPORATE SUSTAINABILITY AND RESPONSIBILITY
9 Corporate Governance Highlights

10 PROXY STATEMENT SUMMARY
10 Matters to be Voted on at the Meeting
11 Director Nominees
12 Alignment of Pay and Performance
12 2021 PricewaterhouseCoopers LLP Services and Fees

14 INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

15 PROPOSAL 1: ELECTION OF DIRECTORS
16 Board Diversity
17 Director Nominees
17 Independence of Our Directors

22 CORPORATE GOVERNANCE
22 Board Leadership Structure
22 Board and Committee Meetings; Attendance at the Annual Meeting
22 Director Election Process and Voting Standard
22 Board Evaluation Process
23 Director Nominations and Board Refreshment
24 Board Risk Oversight
24 The Committees of the Board
27 Director and Executive Officer Stock Ownership Requirements
27 No Hedging or Pledging of PTC Equity
27 Communications with the Board

28 DIRECTOR COMPENSATION
28 Director Compensation Process and Decisions
29 2021 Director Compensation

30 INFORMATION ABOUT OUR EXECUTIVE OFFICERS

31 PROPOSAL 2: ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
31 Summary of Our Compensation Practices
31 Effect of Say-on-Pay Vote

32 COMPENSATION DISCUSSION AND ANALYSIS
32 Letter from the Compensation Committee
33 Our Compensation Philosophy and Practices
36 2021 Compensation Design
40 2021 CEO Compensation Decisions
40 2021 NEO Compensation Decisions
42 How We Set Executive Compensation
42 Independent Compensation Consultant
42 Consultation with Management
42 Compensation Committee Calendar
43 Determination of the Total Amount of Compensation
44 Other Important Elements of Our Compensation Program
44 Compensation Clawback Policy
44 Stock Ownership Requirements
44 No Hedging or Pledging of PTC Stock
44 Severance and Change in Control Arrangements
45 Timing of Equity Grants

45 Consideration of Stock-Based Compensation Expense and Dilution
46 Annual Assessment of Risks Associated with Our Compensation Programs
47 Compensation Committee Report

48 EXECUTIVE COMPENSATION
48 Summary Compensation Table
49 Grants of Plan-Based Awards
51 Outstanding Equity Awards at Fiscal Year-End
52 Option Exercises and Stock Vested
53 Potential Payments upon Termination or Change in Control

56 CEO PAY RATIO

57 PROPOSAL 3: ADVISORY VOTE TO CONFIRM THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2022
57 Engagement of Independent Auditor and Approval of Professional Services and Fees
58 PricewaterhouseCoopers LLP Professional Services and Fees
59 Report of the Audit Committee
59 Attendance at the Annual Meeting

60 INFORMATION ABOUT PTC COMMON STOCK OWNERSHIP
60 Stockholders that Own at least 5% of PTC
61 Stock Owned by Directors and Officers

62 TRANSACTIONS WITH RELATED PERSONS
62 Review of Transactions with Related Persons
62 Transactions with Related Persons

63 STOCKHOLDER PROPOSALS AND NOMINATIONS
63 How to Submit a Proposal
63 Information to be Provided in Connection with Director Nominations

65 ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING
65 Proposals to Be Voted on at the Meeting and Voting Standard
65 Effect of Abstentions and Broker Non-Votes
65 Voting by Proxy
66 Revoking Your Proxy
66 Confidentiality of Voting and Tabulation of the Votes
66 Announcement of Voting Results
66 Costs of Soliciting Proxies
66 Questions

67 OBTAINING A COPY OF OUR ANNUAL REPORT ON FORM 10-K

68 DELINQUENT SECTION 16(a) REPORTS

69 BY-LAW AMENDMENT

70 APPENDIX A
70 Non-GAAP Financial Measures
70 Non-GAAP Financial Measures used under Our Executives' Performance-Based Compensation
71 Reconciliation of GAAP Results to Non-GAAP Financial Measures

72 REDUCING THE ENVIRONMENTAL IMPACT OF OUR SOLICITATIONS
72 Electronic Delivery of Proxy Materials
72 Materials Sent to Stockholders Sharing the Same Surname and Address

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

 **DATE**
Monday,
January 31, 2022

 **TIME**
12:30 p.m.
Eastern Standard Time

 **PLACE**
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

2022 Annual Meeting of Stockholders

Proposals to be Voted on at the Meeting

Proposal	Board Recommendation
Elect eight directors to serve until the 2023 Annual Meeting of Stockholders.	✔ FOR
Advisory vote to approve the compensation of our named executive officers (Say-on-Pay).	✔ FOR
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ FOR

How You May Vote

All stockholders as of December 2, 2021 have the right to attend and vote at the Annual Meeting of Stockholders. You may vote by proxy before the meeting. You may attend the meeting even if you have voted by proxy before the meeting. **In order to establish a quorum and to facilitate the tabulation of votes, please vote before the meeting, even if you plan to attend the meeting.**

VOTING BY PROXY

To vote, you should follow the voting instructions in the notice or proxy card sent to you.

You may vote by Internet or, if you received a proxy card, by telephone or mail.

If you vote by proxy, your shares will be voted at the meeting as you instruct. If you submit your proxy but do not provide instructions, your shares will be voted in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, your shares will be voted in accordance with the designated proxies' best judgment.

VOTING IN PERSON

If you wish to vote in person, you must have the required documentation described below with you.

If you are a record holder (that is, you hold your shares directly and not through a brokerage account), you should bring a government issued document that identifies you (such as a Driver's License or Passport).

If you are a beneficial holder (that is, you hold your shares through a brokerage account), you will need to obtain a legal proxy from the brokerage firm to enable you to vote at the meeting. You should also bring a government issued document that identifies you.

You have one vote for each share of common stock that you owned at the close of business on December 2, 2021. On that date, there were 117,871,903 shares outstanding. See ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING for additional information about voting and other administrative matters.

We made this proxy statement available to stockholders on December 20, 2021.

 **Proposal 1**

ELECTION OF DIRECTORS

The Board is elected by the stockholders to represent and protect their interest in PTC. The Board selects and oversees the members of senior management, who are responsible for conducting the business of PTC.

All director nominees are current directors of the company. Information about each of the director nominees, including their qualifications, skills and experience that led the Nominating Committee and the Board to conclude that the director should serve as a director of the company, is discussed below. Information about their PTC stock ownership is set forth in INFORMATION ABOUT PTC COMMON STOCK OWNERSHIP – Stock Owned by Directors and Officers.

The Board of Directors recommends that you vote FOR the election of all director nominees.

Snapshot of Board Composition

Supermajority is Independent

Independent – 7
Not Independent – 1

Stockholder Interests are Protected

Seven of the eight director nominees, including our Board chairman, are independent. Our President and CEO is not independent.

An independent board ensures that the directors exercise independent judgment, are willing to question management and are best suited to represent and protect the interests of stockholders.

Tenure is Well-Balanced

0 – 4 Years – 3
5 – 11 Years – 2
12+ Years – 3

Stockholders Benefit from Effective Board Refreshment

The Board strives to achieve a balance of service on the Board through a mix of new members and perspectives and members with longer tenure with institutional knowledge.

Our President and CEO has served on the Board for over 12 years.

Gender is Diverse

Women – 2
Men – 6

Stockholders Benefit from Existence of Diverse Views

Of our eight directors, two are women. This composition provides a diverse set of viewpoints and experiences that we believe benefits stockholders.

Effective February 8, 2022, Ms. Michal Katz will join the Board. Ms. Katz is considered independent – increasing both gender diversity and the supermajority of independent directors on the Board.

STRONG AND EFFECTIVE BOARD DUE TO GOOD BALANCE OF QUALIFICATIONS, SKILLS, AND EXPERIENCE

	Leadership	Strategy	Global	Financial	Software Industry	Manufacturing	Marketing	R&D
Mark Benjamin	●	●	●	●	●		●	
Janice Chaffin	●	●	●	●	●		●	
James Heppelmann	●	●	●	●	●	●	●	●
Klaus Hoehn	●	●	●			●		●
Paul Lacy	●	●	●	●	●	●		
Corinna Lathan	●	●	●	●	●			●
Blake Moret	●	●	●	●		●	●	
Robert Schechter	●	●	●	●	●	●	●	●
Total	8	8	8	7	6	5	5	4

Board Diversity

The Nominating Committee's mandate is to create and maintain a Board with a diversity of skills and attributes that is aligned with PTC's current and anticipated future strategic needs. The Board and Nominating Committee value diversity and believe that diversity among the directors as to personal and professional experiences, opinions, perspectives, and backgrounds, including diversity with respect to race, ethnicity, gender, age, cultural backgrounds, sexual identity, and gender orientation is desirable. Entering 2021, our Board had eight members – three of which were diverse, with two directors that were women and one director identifying as LGBTQ+. One of those directors resigned in mid-2021, leaving only gender diversity on the Board.

The Board currently had two director searches open in 2021 and actively sought diverse candidates by requiring that all slates of proposed candidates include at least two racially and/or ethnically diverse candidates and opening the aperture to identify candidates that might not otherwise be identified. We had success with this approach previously when we were seeking to add women to the Board by expanding the searches to include leaders of significant business units within public companies and reaching into academia, leading to the selections of Janice Chaffin and Cori Lathan, respectively. Effective February 8, 2022, Ms. Michal Katz will join the Board. We hope to add a racially or ethnically diverse director to the Board within the next year as a result of the remaining open director search.

BOARD DIVERSITY MATRIX (AS OF DECEMBER 15, 2021)

Total Number of Directors: 8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	2	6	—	—
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	6	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+			—	
Did Not Disclose Demographic Background			—	

Director Nominees

Independence of Our Directors

Our Board of Directors has determined that all the director nominees, other than Mr. Heppelmann, our President and Chief Executive Officer, are independent under applicable Nasdaq rules. None of the independent directors, to our knowledge, has any business, financial, familial, or other type of relationship with PTC or its management that would impact the director's independence.



MARK BENJAMIN

Director Since
2021

Age 51

Board Committees
Compensation (Chair)
Cybersecurity

Other Public Company Boards
- Nuance Communications, Inc.

Key Qualifications:
- Extensive leadership experience with large global technology companies, including Nuance Communications, NCR Corporation, and ADP.
- Extensive experience advancing growth initiatives related to cloud, SaaS, mobile, big data, and IoT solutions.

Career Highlights:
- Chief Executive Officer, Nuance Communications, Inc., a global software company that provides speech recognition solutions powered by artificial intelligence, April 2018 – Present
- President and Chief Operating Officer of NCR Corporation, a provider of enterprise software, hardware and services, from October 2016 to March 2018
- Over 20 years in various leadership positions at Automatic Data Processing, Inc. (ADP), a provider of human resources management software and services, including as President of Global Enterprise Solutions from July 2013 to October 2016.

Education:
- Bachelor's degree in international finance and marketing from the University of Miami.

Skills and Attributes:

Leadership	Strategy	Global	Financial
Software Industry	Marketing		



JANICE CHAFFIN

Director Since
2013

Age 67

Board Committees
Cybersecurity (Chair)
Corporate Governance (Chair)
Nominating (Chair)

Other Public Company Boards
- Informatica Inc.
- Synopsys, Inc.
- Electronics for Imaging Inc. (2018 – 2019)
- International Game Technology (2010 – 2015)

Key Qualifications:
- Significant leadership experience with large global technology companies.
- Financial and accounting expertise as a result of her positions at Symantec Corporation and Hewlett-Packard Company and her service on the Audit Committees of Synopsys, International Game Technology and Informatica.
- Significant expertise in corporate governance due to her being a NACD Fellow from 2015 – 2022, the highest credential level for corporate directors by the National Association of Corporate Directors.
- Regular speaker on the topic of Diversity, Equity, and Inclusion at the Anderson School of Management at the University of California, Los Angeles.

Career Highlights:
- Group President, Consumer Business Unit, Symantec, a global leader in providing cybersecurity solutions, April 2007 – March 2013
- Chief Marketing Officer, Symantec, 2003 – 2007
- Over 20 years at Hewlett-Packard Company, in management and marketing leadership positions.

Education:
- Bachelor of Arts – University of California, San Diego
- Master of Business Administration – University of California, Los Angeles

Skills and Attributes:

Leadership	Strategy	Global	Financial
Software Industry	Marketing		



JAMES HEPPELMANN

Director Since
2008

Age 57

Board Committees
None

**Other Public
Company Boards**
- Sensata Technologies Holding plc
- Agile Growth Corp., a special purchase acquisition company

Key Qualifications:
- Significant leadership experience in the enterprise software industry as a result of his positions at PTC Inc. and his position at Windchill Technology, Inc., where he was the founder and President before its acquisition by PTC.
- Extensive knowledge of PTC's history, technologies and the markets in which PTC operates.
- Financial and marketing expertise as a result of his positions as Chief Executive Officer, Chief Operating Officer and Chief Product Officer of PTC.
- Technology and research and development expertise as a result of his positions as Chief Product Officer and Chief Technology Officer, and at Windchill Technology, Inc.

Career Highlights:
- President and Chief Executive Officer, PTC, October 2010 – Present
- President and Chief Operating Officer, PTC, March 2009 – September 2010
- Executive Vice President and Chief Product Officer, PTC, February 2003 – February 2009
- Executive Vice President, Software Solutions, and Chief Technology Officer, PTC, June 2001 – January 2003
- Joined PTC in 1998

Education:
- Bachelor's degree in Mechanical Engineering – University of Minnesota

Skills and Attributes:

 Leadership	 Strategy	 Global	 Financial
 Software Industry	 Manufacturing	 Marketing	 Research and Development



KLAUS HOEHN

Director Since
2015

Age 70

Board Committees
Corporate Governance Nominating

Key Qualifications:
- Extensive knowledge of manufacturing and the markets in which PTC operates, as well as extensive knowledge of PTC software, including as a user of PTC software.
- His experience at Deere, a customer of PTC, makes him uniquely qualified to serve as the "voice of the customer" on the Board.
- Technology and research and development expertise as a result of his positions at Deere, including his role that included corporate-level responsibility for directing advanced technology development and engineering services that support worldwide agricultural, construction, and commercial and consumer equipment design and manufacturing.

Career Highlights:
- Senior Advisor, Innovation and Technology, to the Office of the Chairman, Deere & Company, November 2018 – December 2020
- Vice President, Advanced Technology and Engineering, Deere & Company, January 2006 – November 2018
- Over 12 years' earlier experience at Deere & Company in various engineering and product development roles.

Education:
- Bachelor's degree in Mechanical and Agricultural Engineering – Rostock University, Germany
- Master's degree in Mechanical and Agricultural Engineering – Rostock University, Germany
- Doctorate degree in Mechanical and Agricultural Engineering – Rostock University, Germany

Skills and Attributes:

 Leadership	 Strategy	 Global	 Manufacturing
 Research and Development			



PAUL LACY

Director Since
2009

Age 74

Board Committees
Audit (Chair)
Compensation
Corporate Governance
Nominating

Key Qualifications:
- Extensive financial accounting and manufacturing expertise as a result of his positions at Kronos.
- During his tenure at Kronos, Kronos grew from a $26 million hardware company into a $662 million public global enterprise software company.
- Significant leadership and public company software experience as a result of his positions at Kronos Incorporated.

Career Highlights:
- President, Kronos Incorporated, a global enterprise software company, May 2006 – June 2008
- President, Chief Financial and Administrative Officer, Kronos Incorporated, November 2005 – April 2006
- Executive Vice President and Chief Financial and Administrative Officer, Kronos Incorporated, April 2002 – October 2005

Education:
- Bachelor of Science in Accounting – Boston College
- Juris Doctor – Boston College School of Law

Skills and Attributes:

 Leadership    Strategy    Global    Financial

 Software Industry    Marketing

---



CORINNA LATHAN

Director Since
2017

Age 54

Board Committees
Audit
Cybersecurity

Key Qualifications:
- Extensive experience as a leader and technology innovator as a result of her work at AnthroTronix.
- Deep expertise in human-technology interfaces for robotics and mobile technology platforms.
- Significant experience and expertise in augmented reality and other technologies.

Career Highlights:
- Chief Executive Officer, Co-Founder and Chair of the Board, AnthroTronix, Inc., a biomedical engineering research and development company that creates diverse products in robotics, digital health, wearable technology, and augmented reality, July 1999 – Present
- Associate Professor of Biomedical Engineering, The Catholic University of America
- Adjunct Associate Professor of Aerospace Engineering, University of Maryland, College Park

Education:
- Bachelor of Arts degree in Biopsychology and Mathematics – Swarthmore College
- S.M. in Aeronautics and Astronautics – MIT
- Ph.D. in Neuroscience – MIT

Skills and Attributes:

 Leadership    Strategy    Global    Financial

 Software Industry    Research and Development



BLAKE MORET

Director Since
2018

Age 59

Board Committees
Corporate Governance

**Other Public
Company Boards**
- Rockwell Automation, Inc.

Key Qualifications:

- Appointed to the Board in connection with the formation of the strategic alliance between PTC and Rockwell Automation and Rockwell Automation's purchase of $1 Billion of PTC stock in July 2018. In connection with those transactions, we agreed to appoint to the Board and to the Corporate Governance Committee an individual proposed by Rockwell Automation and reasonably acceptable to us.
- Rockwell Automation designated Mr. Moret as its designee. Transactions between Rockwell Automation and PTC under the strategic alliance did not constitute a significant portion of either company's annual revenue for 2021.
- Significant leadership experience in factory automation and the factory automation market to the Board as a result of his experience at Rockwell Automation, an area that is a significant focus of our digital transformation for industrial enterprises strategy.

Independence Considerations:

- We have concluded that Mr. Moret qualifies as an independent director under the applicable Nasdaq rules. In reaching this conclusion, we considered the fact that Mr. Moret continued to meet the objective independence standard under the applicable Nasdaq rules, that Rockwell Automation's interests are aligned with those of stockholders generally, that transactions between the parties under the strategic alliance are not expected to be a material percentage of annual revenue in 2022, that Mr. Moret does not have any other relationship with us that would compromise his independence, and that, as with all directors, if a matter arises that poses a potential conflict of interest, Mr. Moret would be excluded from consideration of that particular matter.

Career Highlights:

- President and Chief Executive Officer, Rockwell Automation, Inc., a company focused on industrial automation and information, July 2016 – Present
- Chairman of the Board, Rockwell Automation, Inc., January 2018 – Present
- Senior Vice President, Control Products and Solutions, Rockwell Automation, Inc., April 2011 – July 2016
- Over 20 years' earlier experience at Rockwell Automation in various roles, including leadership roles in the marketing, solutions, services, and product groups.

Education:

- Bachelor's degree in Mechanical Engineering – Georgia Institute of Technology

Skills and Attributes:

 Leadership    Strategy    Global    Financial

 Manufacturing    Marketing



ROBERT SCHECHTER
Chairman of the Board

Director Since
2009

Age 73

Board Committees
Audit, Compensation

Other Public Company Boards
- Mimecast Limited
- Telaria, Inc.
  (2013 – 2019)
- EXA Corporation
  (2012 – 2017)
- Unica Corporation
  (2005 – 2010)
- Soapstone Networks, Inc.
  (2003 – 2009)

Key Qualifications:
- Significant financial and accounting expertise as a result of his experience at Coopers & Lybrand, LLP, an independent accounting firm, and his positions at NMS Communications Corporation and at Lotus Development Corporation, where he was the Chief Financial Officer.
- Relevant knowledge of the manufacturing market and process through his position at NMS Communications Corporation.
- Marketing experience as well as technology and research and development expertise as a result of his position as Senior Vice President at Lotus Development Corporation, where he was responsible for all sales, marketing, customer service and product development outside North America.

Career Highlights:
- Chief Executive Officer, NMS Communications Corporation, a global provider of hardware and software solutions for the communications industry, 1995 – 2008
- Senior Vice President, International Operations, Lotus Development Corporation, 1990 – 1994
- Chief Financial Officer, Lotus Development Corporation, 1987 – 1990
- Partner, Chair of Northeast Region High Tech Practice, Coopers & Lybrand, LLP, 1973 – 1987

Education:
- Bachelor of Science – Rensselaer Polytechnic Institute
- Master of Business Administration – Wharton School of the University of Pennsylvania

Skills and Attributes:

 Leadership    Strategy    Global    Financial

 Software Industry    Manufacturing    Marketing    Research and Development

CORPORATE GOVERNANCE

Board Leadership Structure

Our Board is led by an independent Chairman, Mr. Schechter. We believe this Board leadership structure serves the company and our stockholders well by providing independent leadership of the Board. If we were to decide that combining the Chairman and CEO positions would better serve the company and our stockholders, our policy is to have a Lead Independent Director.

Board and Committee Meetings; Attendance at the Annual Meeting

The Board and committees hold regularly scheduled meetings over the course of the year and hold additional meetings as necessary. The Board met seven times in 2021. All directors attended at least 86% of meetings of the Board and the committees on which the director served in 2021, with all directors attending 100% of such meetings other than Mr. Benjamin and Mr. Moret, each of whom missed one special Board meeting due to prior commitments.

We expect that each director will attend the Annual Meeting of Stockholders each year. All directors attended the 2021 Annual Meeting of Stockholders.

Director Election Process and Voting Standard

All directors stand for election each year. Directors are elected by a plurality of votes received. We maintain a Majority Voting Policy for uncontested director elections that requires a director who does not receive a majority of the votes cast for his or her proposed election to promptly tender his or her resignation from the Board. The Corporate Governance Committee will consider the resignation and recommend to the Board whether to accept the resignation. The Board will use its best efforts to act on the resignation and publicly disclose its decision and its rationale within 90 days following certification of the election results. The director tendering the resignation may not participate in the decisions of the Corporate Governance Committee or the Board that concern the resignation.

Board Evaluation Process

The Board conducts an annual evaluation process, which is facilitated by a third-party once every three years.

Years 1 and 2 **Self-Evaluation**	Year 3 **Externally Facilitated Evaluation**
The Chairman of the Board meets with each director individually to discuss the Board's performance and the Chair of the Corporate Governance Committee meets with each director individually to assess the Chairman of the Board's performance.	The external facilitator works with the Board to develop a list of discussion topics and then meets with each of the directors individually to discuss these topics and the Board's performance.
The results of the assessment are discussed with the full Board.	The results of the assessment are discussed with the full Board.

Director Nominations and Board Refreshment

The Nominating Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at each Annual Meeting of Stockholders. Candidates may be suggested by directors, management, stockholders, or a search firm retained by the Committee. Stockholders may nominate candidates in accordance with the procedures described in STOCKHOLDER PROPOSALS AND NOMINATIONS. Candidates properly nominated by stockholders will be given the same consideration as other proposed candidates.

The Nominating Committee considers the Board's composition, including the alignment of the skills and professional experience of the directors with our long-term strategy and the Board's gender, racial, ethnic, and LGBTQ+ diversity. The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines and the Nominating Committee Charter as well as other relevant factors, including the candidate's potential to add gender, racial, ethnic, or LGBTQ+ diversity to the Board.

Our typical search process involves the steps described below.

1	2	3	4	5	6	7
Assess Board's Current Skills and Attributes	Identify Skills or Attributes that are needed or may be needed in the future	Develop Candidate Profile	Identify and Retain Search Firm to Lead the Process	Screen Candidates	Chairman of the Board, CEO, Chair of Nominating Committee and other directors meet with candidates	Decision and Nomination

Commitment to Diversity

The Board and the Nominating Committee are committed to increasing diversity on the Board. The Board initially focused on increasing gender diversity on the Board and successfully identified and recruited two women, both of whom serve on the Board today. The Board has turned its attention to increasing other elements of diversity, including racial, ethnic and LGBTQ+ diversity. Our initiatives and efforts to increase racial, ethnic, and LGBTQ+ diversity on the Board are described above in LETTER FROM OUR CHAIRMAN and PROPOSAL 1: ELECTION OF DIRECTORS – Board Diversity.

Qualifications Required of All Directors

The Nominating Committee considers each candidate's character and professional ethics, judgment, leadership experience, business experience and acumen, familiarity with relevant industry issues, national and international experience and such other relevant skills and experience as may contribute to the Board's effectiveness and PTC's success. In addition, all candidates must be able to dedicate sufficient time and resources for the diligent performance of the duties required of a member of the Board and must not hold positions or interests that conflict with their responsibilities to PTC. Candidates must also comply with any other minimum qualifications for either individual directors or the Board under applicable laws or regulations. The Committee will also consider whether the candidate is independent of PTC as at least a majority of members of the Board must qualify as independent in accordance with Nasdaq independence rules.

Board Risk Oversight

The Board and the relevant committees review with PTC's management the risk management practices for which they have oversight responsibility. Since overseeing risk is an ongoing process and inherent in PTC's strategic decisions, the Board and the relevant committees do not view risk in isolation but discuss risk throughout the year in relation to ongoing operations and proposed actions and initiatives.

Given the importance of oversight of the Company's management of its cybersecurity risks, including the responsibilities associated with maintaining privacy of personal information, the Board created the Cybersecurity Committee in 2021 to oversee those risks. Ms. Chaffin, who held leadership positions at Symantec Corporation – a leading global cybersecurity company – in her career, was appointed Chair of the Committee.



Board of Directors

Ultimate responsibility for risk management oversight and oversees risk management of risks not addressed by a committee, including ESG risks and initiatives.

Audit	Compensation & People	Corporate Governance	Cybersecurity	Nominating
• Financial Condition and Debt • Accounting and Financial Reporting • Compliance Programs • Taxes • Related Party Transactions	• Executive Compensation Policies, Programs and Practices • Human Capital Management, including Diversity and Inclusion Initiatives	• Corporate Governance Policies • CEO Succession Planning • Composition of Board Committees • Director Evaluation • Director Compensation • ESG risks and initiatives not addressed by other committees	• Cybersecurity and IT Programs *Established June 2021*	• Board Refreshment • Director Nominations • Composition of the Board

The Committees of the Board

The Board has five standing committees: Audit, Compensation & People, Corporate Governance, Cybersecurity, and Nominating. Each of the committees acts under a written charter, all of which are available on the Investor Relations page of our website at **www.ptc.com**. Mr. Heppelmann, our CEO, does not serve on any committee.

	Audit	Compensation & People	Corporate Governance	Cybersecurity	Nominating
Mark Benjamin, Independent		C		✔	
Janice Chaffin, Independent		✔	C	C	C
Klaus Hoehn, Independent			✔		✔
Paul Lacy, Independent*	C	✔	✔		✔
Corinna Lathan, Independent	✔			✔	
Blake Moret, Independent			✔		
Robert Schechter, Independent*	✔	✔			
Total Meetings in 2021	8	4	4	1	1

C Chair   ✔ Member   * Audit Committee Financial Expert

AUDIT COMMITTEE



Committee Chair:
Paul Lacy

Committee Members:
Corinna Lathan
Robert Schechter

Responsibilities

- Assists our Board in fulfilling its oversight responsibilities for accounting and financial reporting compliance and oversees our compliance programs.
- Reviews the financial information provided to stockholders and others, PTC's accounting policies, disclosure controls and procedures, internal accounting and financial controls, and the audit process.
- Meets with management and with our independent auditor to discuss our financial reporting policies and procedures, our internal control over financial reporting, the results of the independent auditor's examinations, PTC's critical accounting policies and the overall quality of PTC's financial reporting, and reports on such matters to the Board.
- Meets with the independent auditor, with and without PTC management present.
- Appoints (and, if appropriate, replaces), evaluates, and establishes the compensation of, the independent auditor.
- Reviews the independent auditor's performance in conducting the annual financial statement audit and the audit of our internal control over financial reporting, assesses independence of the auditor, and reviews the auditor's fees.
- Reviews and pre-approves audit and non-audit related services that may be performed by the independent auditor.

Independence and Financial Expertise

- All Committee members are "independent directors" under both SEC rules and the Nasdaq Stock Market listing requirements.
- No Committee member has ever been an employee of PTC or any of its subsidiaries.
- The Board of Directors has determined that Mr. Lacy and Mr. Schechter qualify as Audit Committee Financial Experts as defined by the SEC.

COMPENSATION AND PEOPLE COMMITTEE



Committee Chair:
Mark Benjamin

Committee Members:
Janice Chaffin
Paul Lacy
Robert Schechter

Responsibilities

- Establishes the compensation levels for our executive officers.
- Oversees our employee compensation programs, including the corporate bonus programs.
- Sets performance goals for compensation of executive officers and evaluates performance against those goals.
- Oversees our equity compensation plans.
- Oversees our people management programs and initiatives.

May engage compensation consultants or other advisors to provide information and advice to the Committee.

Independence

- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.

CORPORATE GOVERNANCE COMMITTEE



Committee Chair:
Janice Chaffin

Committee Members:
Klaus Hoehn
Paul Lacy
Blake Moret

Responsibilities
- Develops and recommends policies and processes regarding corporate governance.
- Maintains a CEO succession plan to ensure continuity of leadership for PTC.
- Makes recommendations to the Board about the composition of committees of the Board.
- Reviews and makes recommendations to the Board with respect to director compensation.

Independence
- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.

CYBERSECURITY COMMITTEE



Committee Chair:
Janice Chaffin

Committee Members:
Mark Benjamin
Corinna Lathan

Responsibilities
- Oversees the Company's cybersecurity and IT programs.

Independence
- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.

NOMINATING COMMITTEE



Committee Chair:
Janice Chaffin

Committee Members:
Klaus Hoehn
Paul Lacy

Responsibilities
- Oversees the director recruitment process, including the assessment of qualifications and skills sought in new directors and the retention of search firms to assist in the identification of potential candidates.
- Reviews the composition of the Board and makes recommendations regarding nominees for election to the Board.

Independence
- All Committee members are "independent directors" under The Nasdaq Stock Market listing rules.

Director and Executive Officer Stock Ownership Requirements

Because we believe our directors' and executives' interests are more aligned with those of our stockholders if they are stockholders themselves, our directors and executive officers are required to hold a significant amount of our stock. Options and unvested equity are not counted toward the holding requirement.

Directors	Chief Executive Officer	Other Executive Officers	
5x	**6x**	**3x**	All our directors and officers meet their stock ownership requirements.
Annual Board Cash Retainer	Annual Salary	Annual Salary	

Our Director Stock Ownership Policy and our Executive Officer Stock Ownership Policy are available on the Investor Relations page of our website at **www.ptc.com**.

No Hedging or Pledging of PTC Equity

In order to ensure members of the Board of Directors and our executives and employees are aligned with the interests of our stockholders, our Trading in Company Securities Policy prohibits the hedging of PTC stock or equity by directors, executives and employees and transactions in derivative securities whose value is tied to that of PTC stock (including puts, calls and listed options). The Policy also prohibits the pledging of PTC stock or equity by directors, executives and employees and short sales of PTC stock.

Communications with the Board

Stockholders may send communications to the Board of Directors at: Board of Directors, PTC Inc., c/o General Counsel and Secretary, 121 Seaport Boulevard, Boston, Massachusetts 02210.

DIRECTOR COMPENSATION

We pay our non-employee directors a mix of cash and equity compensation. The amounts established for the annual Board and committee cash and equity retainers for the most recent year are shown in the table below. No fees were paid for service on the Cybersecurity Committee as it was established late in 2021. The retainers are the only compensation paid for service as a director; we do not pay meeting fees for attendance at board or committee meetings.

	Annual Cash Retainer	Annual Equity Retainer	Committee Chair Retainer	Committee Member Retainer
Chairman of the Board	$125,000	$300,000		
Other Directors	$ 60,000	$250,000		
Audit Committee			$30,000	$15,000
Compensation Committee			$25,000	$12,500
Corporate Governance Committee			$15,000	$ 7,500
Cybersecurity Committee			$ —	$ —
Nominating Committee			$ 5,000	$ 2,500

Director Compensation Process and Decisions

The Board establishes the annual compensation for the directors at the meeting of the Board of Directors held directly after the Annual Meeting of Stockholders. In setting such compensation, the Board considers the recommendation of the Corporate Governance Committee. In making its recommendation for 2021, the Corporate Governance Committee considered a competitive assessment of the directors' compensation with that of our compensation peer group (described in COMPENSATION DISCUSSION AND ANALYSIS) and reviewed each element of compensation to determine whether the compensation is competitive and reasonable for the services provided by the directors. Based on that review, no changes were made to our directors' compensation for 2021.

We provide a higher annual retainer for service as the Chairman of the Board given the additional work required by that position, but do not pay a committee chair retainer to the Chairman of the Board for service as the Chair of any committee. We provide different retainers for the Chairs and members of the various committees based on the anticipated level of work required with respect to the position and the committee.

We also believe that providing a majority of our directors' annual retainer compensation in the form of equity rather than cash serves to further align the interests of our directors with our stockholders as they become stockholders themselves.

2021 Director Compensation

The amounts shown in the **Fees Earned or Paid in Cash** column of the table are each director's annual board and committee retainer fees. The amounts shown in the **Stock Awards** column of the table are the value of the equity awards (RSUs) made to the directors during the year.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards (#)	Stock Awards ($)[4][5]	Total ($)
Robert Schechter Chairman of the Board	$152,500	2,072	$299,881	$452,381
Mark Benjamin[2]	$ 34,167	4,318	$624,944	$659,111
Janice Chaffin	$ 92,500	1,727	$249,949	$342,449
Phillip Fernandez[3]	$ 76,667	1,727	$482,541	$559,208
Klaus Hoehn	$ 68,750	1,727	$249,949	$318,699
Paul Lacy	$111,250	1,727	$249,949	$361,199
Corinna Lathan	$ 75,000	1,727	$249,949	$324,949
Blake Moret	$ 67,500	1,727	$249,949	$317,449

[1] As an employee of PTC, Mr. Heppelmann, our President and Chief Executive Officer, receives no compensation for his service as a director, and accordingly, is not shown in the Director Compensation Table.

[2] Mr. Benjamin joined the Board on February 10, 2021. His Stock Awards reflect his annual equity grant of 1,727 RSUs and his new director grant of 2,591 RSUs. His new director grant vests in two equal installments on February 10, 2022 and February 10, 2023.

[3] Mr. Fernandez resigned from the Board effective June 16, 2021. His Stock Awards reflect his annual equity grant of 1,727 RSUs and the value of the acceleration of that grant upon his resignation.

[4] Grant date fair value of restricted stock units granted on February 10, 2021. The grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our common stock on the NASDAQ Stock Market on the grant date, $144.73 per share.

[5] The number of outstanding RSUs held by each director as of September 30, 2021 is shown in the table below. No director held options.

Name	Restricted Stock Units
Robert Schechter	2,072
Mark Benjamin	4,318
Janice Chaffin	1,727
Phillip Fernandez	—
Klaus Hoehn	1,727
Paul Lacy	1,727
Corinna Lathan	1,727
Blake Moret	1,727

INFORMATION ABOUT OUR EXECUTIVE OFFICERS



JAMES HEPPELMANN

Information about Jim Heppelmann is provided in **"Director Nominees"** above.



KRISTIAN TALVITIE

Executive Vice President, Chief Financial Officer

Age 51

Kristian joined PTC as our Chief Financial Officer in May 2019. Before that, Kristian was the Chief Financial Officer of Syncsort Incorporated, a private software company specializing in Big Data, high speed sorting products and data integration software and services from October 2018 through May 2019. He served as Chief Financial Officer of Sovos Compliance, LLC, a private SaaS software company specializing in tax compliance software from July 2016 to October 2018, and served as the Corporate Vice President, Finance of PTC from July 2013 to July 2016 and as the Senior Vice President, Financial Planning and Analysis and Investor Relations of PTC from November 2010 to July 2013.



TROY RICHARDSON

President, Digital Thread Business

Age 59

Troy joined PTC in November 2020 as our Chief Operating Officer. In October 2021, he was promoted to President, Digital Thread Business. Troy previously served as the Senior Vice President, Head of Global Sales for DXC Technology, a $20 Billion leading IT services company, from July 2019 to November 2020. Before that, he served as the Senior Vice President, General Manager, Enterprise and Cloud Applications for DXC from April 2017 to July 2019; General Manager, Global Sales Leader for CSC, an information and technology services company, from December 2015 to April 2017; and Senior Vice President, Strategic Alliances for Oracle Corporation from May 2014 to December 2015. Before that, Mr. Richardson held management positions at SAP, Hewlett-Packard, Novell, NCR and IBM.



MICHAEL DITULLIO

President, Velocity Business

Age 54

Mike has been our Executive Vice President, SaaS Business, since January 2021. Before that Mr. DiTullio served in various positions in our Sales organization, including as Executive Vice President, Global Sales from November 2015 to January 2021. Mike joined PTC in 1999.



AARON VON STAATS

Executive Vice President, General Counsel and Secretary

Age 56

Aaron has served as our General Counsel and Secretary since 2003. Before that, he served in other roles in the company's Legal group. Aaron joined PTC in 1997.

 **Proposal 2**

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

This advisory vote on the compensation of our Chief Executive Officer and our other executive officers named in the Summary Compensation Table (our "named executive officers") gives stockholders the opportunity to express their views on our named executive officers' compensation. This "say-on-pay" vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Additional information about their compensation is discussed in COMPENSATION DISCUSSION AND ANALYSIS and in EXECUTIVE COMPENSATION.

The Board of Directors recommends that you vote FOR the approval of the compensation of our named executive officers as disclosed in COMPENSATION DISCUSSION AND ANALYSIS and the tables and related disclosures contained in EXECUTIVE COMPENSATION.

Summary of Our Compensation Practices

Our compensation programs are designed to pay for performance. A significant portion of the compensation of our named executive officers is comprised of performance-based pay. For 2021, 51% of our CEO's target compensation was performance-based and 50% of our other named executive officers' target compensation was performance-based.

As shown in the pay and performance alignment charts in COMPENSATION DISCUSSION AND ANALYSIS, our executives' pay and the company's performance are aligned.

Our compensation programs are designed to align our executives' interests with our stockholders' interests. In addition to weighting our executives' compensation to performance-based pay, a substantial portion of their compensation is in the form of equity (RSUs) that vests over three years. Our executives are also subject to robust stock ownership requirements and to clawback of performance-based compensation in certain circumstances. These elements serve to align our executives' interests with those of our stockholders in the long-term value of PTC.

Our compensation programs are developed by independent directors advised by an independent consultant. Our Compensation Committee is comprised only of independent directors and retains an independent compensation consultant to advise it on appropriate compensation practices.

Effect of Say-on-Pay Vote

This say-on-pay vote, which is required by Section 14A of the Securities Exchange Act of 1934, is advisory only and is not binding on the company, the Compensation Committee, or our Board of Directors. Although the vote is advisory, we, our Compensation Committee, and our Board of Directors value the opinions of our stockholders and will consider the outcome of this vote when establishing future compensation for our executive officers. We hold such a vote each year.

COMPENSATION DISCUSSION AND ANALYSIS

Letter from the Compensation Committee

Dear Fellow Stockholders:

In the past three years, stockholder support for PTC's say-on-pay advisory vote has been below desired levels, including less than majority support in 2019 and 2021. Through our shareholder engagement efforts, we heard that the lower levels of support were primarily attributable to an off-cycle performance-based retention equity award granted to our CEO. The award was originally made in June 2018 and was subsequently cancelled and replaced in September 2020 due to failure of the original award to continue to provide retentive and incentive value following strategy shifts over those years and the effect of the COVID-19 pandemic on our business. The rationale for the replacement award was explained most recently in our Proxy Statement filed in December 2020, as the replacement award was a component of the decisions made with respect to our CEO's FY20 compensation and was subject to last year's say-on-pay vote.

In response to the low level of support for last year's say-pay vote, we undertook an extensive stockholder engagement effort in the Fall of 2021. The Compensation Discussion and Analysis below discusses the extent of those engagement efforts, the feedback we received from stockholders, and the actions we have taken when structuring FY22 compensation plans. We have endeavored to be responsive to stockholders. Our executive officers' compensation for FY21 did not include any special or off-cycle awards and no such awards are currently contemplated. In response to stockholder feedback disfavoring the use of special or off-cycle awards, we commit that we will not make additional special or off-cycle awards to executive officers absent compelling circumstances where the compensation objectives cannot be achieved through our annual compensation programs. Also, in direct response to stockholder feedback, we have changed the structure of our annual long-term incentive awards for FY22 to add a three-year performance period, with no annual performance periods or vesting opportunities, for the relative TSR performance-based RSUs. The Compensation Discussion and Analysis below discusses these matters further.

At the same time, based on our discussions with stockholders, we believe that a substantial majority of our stockholders support our core annual compensation programs, which are heavily weighted toward performance-based pay and which received support at an over 90% level in 2017 and 2018. Our compensation decisions in FY21 reflect these core programs and we are hopeful that stockholders will again endorse those programs by voting in favor of this year's advisory vote on executive compensation.

We hope this has been helpful and thank you for your investment in PTC and your continued support.

Respectfully,

THE COMPENSATION COMMITTEE
Mark Benjamin, Janice Chaffin, Paul Lacy and Robert Schechter

Our Compensation Philosophy & Practices

Our executive compensation programs are designed to attract, motivate, and retain our executives.

We Pay for Performance

We have a pay-for-performance philosophy for executive compensation and emphasize performance-based compensation tied to strategic initiatives designed to create long-term stockholder value. We believe that equity incentives that vest over multiple years provide an important motivational and retentive aspect to the executives' overall compensation and align our executives' interest in the long-term performance of PTC with that of our stockholders. Accordingly, a substantial portion of our executives' compensation consists of performance-based and service-based RSUs that vest over multiple years.

Our results for FY21 reflect the continued successful execution of strategic plan to increase the growth of our portfolio of recurring revenue contracts (Annual Run Rate or ARR) and to increase our free cash flow.

LONG-TERM PAY AND PERFORMANCE ALIGNMENT

Our performance over the past several years reflects the success and efficacy of aligning executive compensation with our strategic plan. This pay-for-performance approach has resulted in pay and performance alignment and will continue to be the centerpiece of our executive compensation programs.

5-YEAR CEO TOTAL REALIZED PAY VS RELATIVE TSR



5-YEAR NEO TOTAL REALIZED PAY VS RELATIVE TSR



We are Responsive to Stockholders

We have made significant changes to our executive compensation programs over recent years in response to say-on-pay votes, comments from stockholders and evolving perceived best practices. Those changes included:

- Adopting separate performance measures for our annual incentive bonus and our performance-based equity;
- Introducing multiple performance periods for our long-term performance-based equity, which previously had been structured with a one-year performance period for the first year, with subsequent service-based vesting over the remaining two years;
- Adopting multiple performance measures and adding a relative performance measure for our long-term performance-based equity – 50% tied to an operating measure and 50% tied to relative TSR;

- Eliminating the "catch-up" provision for performance-based equity so that equity not earned for a performance period is forfeited;

- Effective in FY22, eliminating annual performance periods and vesting in our long-term relative TSR performance-based equity so that the relative TSR equity has a three-year performance period with performance measurement, with cliff vesting and forfeiture at the end of the three-year performance period if performance targets are not achieved;

- Adopting a clawback policy;

- Eliminating all single-trigger vesting and tax gross-ups in connection with a change in control; and

- Reducing the post-change in control protection period in our executive agreements from three years to two years.

2021 Stockholder Engagement on Executive Compensation

In response to low support reflected in last year's say-on-pay vote, we engaged with a significant number of stockholders in Fall 2021. A member of our board of directors (either our Chairman of the Board, Robert Schechter, who is also a member of the Compensation Committee, Mark Benjamin, Chair of the Compensation Committee, or Janice Chaffin, Chair of the Nominating and Corporate Governance Committees and former Chair and current member of the Compensation Committee) participated in the majority of these discussions. Other participants from the company included our Investor Relations professionals, our General Counsel, our Senior Vice President, Corporate & Securities Counsel, and a senior member of our Compensation team.

Fall 2021 Stockholder Engagement

Investors Contacted	Discussions Held
37 Investors	**15** Investors
64.8% Outstanding Shares	**28.8%** Outstanding Shares

What We Heard and Our Responses

What We Heard	Our Response
Stockholders who voted against say on pay in 2021 indicated that they disfavored our use of a performance-based incentive and retention equity award to our CEO in 2020 outside our annual compensation program. However, stockholders generally were willing to look past that award and focus on our compensation program for FY21 and beyond.	We understand that stockholders disfavor special or off-cycle awards. Our executive officers' FY21 compensation did not include any such awards, and no such future awards are currently contemplated. In response to stockholder feedback, we commit that we will not make special or off-cycle awards to executive officers except in extraordinary circumstances where the compensation objectives cannot be addressed through our annual compensation program.

Some, but not all, stockholders indicated a preference for 3-year cliff vesting for performance-based equity, rather than our existing structure of three-year performance-based awards with interim annual performance measurement and vesting opportunities.

Given that we had received similar feedback previously, we solicited feedback on a proposed change that would move the relative TSR portion (50%) of our long-term equity to a single three-year performance measure, with no interim performance measure or vesting opportunities. Stockholders welcomed and endorsed this proposed change.

As part of our effort to balance this mixed investor feedback and our belief that the annual measurement period and vesting is an important feature, the two halves of our executives' FY22 long-term performance-based equity will have different measurement periods. As discussed with stockholders, for FY22 half of our executives' FY22 long-term performance-based equity is tied to a relative TSR performance measure with one three-year performance measure, eliminating annual performance measures and vesting. For the other half tied to free cash flow, we retained the annual measurement and vesting, with equity not earned for a period forfeited in accordance with our elimination of the "catch-up" feature in 2020 in response to stockholder feedback. In addition, consistent with our commitment not to issue any special or off-cycle awards, we did not implement any "bridging" awards or other compensation to mitigate the impact of the change to a single, three-year measurement and vesting for the relative TSR awards.

Stockholders expressed a wide variety of different perspectives on our executive compensation program design and/or disclosure, with no significant overlap or consensus among the stockholders' perspectives about other elements of our executive compensation program.

These varied perspectives have been shared with the Compensation Committee and will be considered by the Committee as it continues to design and evolve our executive compensation program.

Changes to FY22 Performance-Based Compensation Structure

As noted above, the FY22 relative TSR performance-based RSUs will be subject to one three-year performance period with no annual measurement periods or vesting. Accordingly, the performance period for these RSUs will be from October 1, 2021 – September 30, 2024, with the September 30, 2021 weighted average stock price used as the base value for the purpose of determining whether absolute TSR was positive (that is, whether the weighted average stock price determined for September 30, 2024 is more than the weighted average stock price determined for September 30, 2021). The weighted average stock price is determined using a 30-day weighted average for the applicable period ending on September 30. In recognition of the fact that PTC was added to the S&P 500 in August 2021, the FY22 relative TSR RSUs will use the S&P 500 Software & Services Index, excluding five services companies included in the Index, plus compensation peer group companies not included in the Index as the comparison group.

2021 Compensation Design

Our executives' 2021 target compensation consisted of the elements shown below. We believe these components provide an appropriate mix of fixed compensation and at-risk compensation that promotes short-term and long-term performance and rewards our executives appropriately for their performance. With this mix, we provide a competitive base salary and service-based equity that vests over multiple years while providing our executives the opportunity to earn additional compensation through short-term and long-term performance-based incentives designed to drive company performance and create long-term stockholder value. Because a significant portion of our executives' target compensation is performance-based, actual compensation earned can differ significantly from target compensation.

2021 Target Compensation



Target Compensation		Compensation Elements
CEO	**NEO**	
7.0%	13%	**Base Salary** Provides a base level of competitive cash compensation.
9.0%	12%	**Annual Corporate Incentive Plan** Focuses executives on achieving specific performance goals tied to PTC's annual business plan.

Performance Measures	
ARR Growth	**Non-GAAP Operating Expense**

		Long-Term Incentives
84.0%	75%	• Focuses executives on achieving performance goals to drive PTC's long-term success. • Discourages short-term risk taking and aligns long-term management goals with long-term interests of stockholders.

Performance - Based RSUs (50%)		RSUs (50%)
Adjusted Free Cash Flow Annual growth for each of FY21, FY22, FY23	**Relative TSR** from FY20 for each of FY21, FY22, FY23	Vest in three equal installments in November 2021, 2022 and 2023

RSUs not earned for a period are forfeited.
Ultimate realized value depends on stock price performance.

2021 Performance-Based Compensation

The performance measures we develop and use for our performance-based compensation are designed to drive and measure our performance against our short-term and long-term business plans and objectives and create value for our stockholders.

Alignment of Corporate Strategy and 2021 Performance-Based Compensation

Strategic Goal	Compensation Plan and Performance Measure
Increase Recurring Revenue	**Annual Corporate Incentive Plan** **ARR Growth**
Expand Operating Margins	**Annual Corporate Incentive Plan** **Non-GAAP Operating Expense**
Increase Free Cash Flow	**Long-Term Performance-Based Equity** **Adjusted Free Cash Flow**
Increase Shareholder Value	**Long-Term Performance-Based Equity** **Relative TSR**

Overview of Performance-Based Compensation Design and Percentage Earned for FY21

Performance-based compensation for our executives for FY21 includes an annual corporate incentive plan and performance-based RSUs granted for FY19, FY20 and FY21 that were eligible to vest in FY21 if and to the extent the performance measures for FY21 were achieved.

Component	FY21 Performance Measure[1]	% Earned
Annual Corporate Incentive Plan	ARR Growth	111.2%
	Non-GAAP Operating Expense	
FY21 Long-Term Performance-Based RSUs	Adjusted Free Cash Flow Growth	200%
	Relative TSR over 2020	128.57%
FY20 Long-Term Performance-Based RSUs	ARR Growth	145.28%
	Relative TSR over 2019	159.26%
FY19 Long-Term Performance-Based RSUs	Adjusted Free Cash Flow Growth	200%
CEO Retention Performance-Based RSUs	ARR Growth	107.26%
	Adjusted Free Cash Flow Growth	

[1]   Our ARR, non-GAAP operating expense, and adjusted free cash flow performance measures are described and, as applicable, reconciled to GAAP results on Appendix A.

Annual Corporate Incentive Plan

The annual Corporate Incentive Plan is intended to focus our executives and other employees on achieving performance goals tied to our annual business plan. The 2021 Corporate Incentive Plan had two performance measures, which were designed to align our executives and other employees with our strategic goals of driving top line growth and cash flow by increasing recurring revenue and expanding operating margins.

We selected ARR as a performance measure as it represents the value of our portfolio of recurring revenue contracts at a given point in time – in this case, the end of each of FY21 and FY20. We use ARR rather than revenue or recurring revenue given the revenue recognition required for on-premise subscription companies – which requires that a substantial portion of the subscription value be recognized up front when the subscription contract is booked, with the remainder being recognized ratably over the term of the subscription contract. We use ARR as a performance measure to ultimately drive recurring revenue as it provides a better line of sight to the recurring revenue potential of our portfolio.

We selected non-GAAP operating expense as the other performance measure as it provides a readily understandable line of sight for employees to measure and control spending, which is expected to ultimately contribute to cash flow growth – a measure on which our investors are focused.

The following table summarizes the performance measures for the Corporate Incentive Plan for FY21 and achievement under the plan.

FY21 Annual Corporate Incentive Plan Design and Achievement

Performance Measure	Weight	Threshold (% Earned)[1]	Target (100% Earned)	Upside (% Earned)[1]	Achievement	Earned
Organic ARR Growth over FY20[2]	2/3	8%	10%	16%	12%	111.2%
Non-GAAP Operating Expense[3]	1/3	$849	$829	$809	$816	

[1]   50% and 150% of the ARR Growth portion could be earned for threshold and upside achievement, respectively. 90% and 105% of the Non-GAAP Operating Expense portion could be earned for threshold and upside achievement, respectively. Accordingly, the aggregate upside earning potential was 135%.

[2]   ARR grew 14% (11% in constant currency) for FY20 over FY19.

[3]   Dollar amounts in millions. Non-GAAP operating expense for FY20 was $1,035 million. The threshold, target, and upside targets represent significant decreases of approximately 18%, 20%, and 22%, respectively, in non-GAAP operating expense compared to FY20.

Long-Term Performance-Based Equity

Annual performance-based compensation for our executives includes long-term performance-based RSUs that are eligible to vest in three substantially equal annual tranches if and to the extent the performance measures for the applicable year are achieved. Accordingly, performance-based RSUs granted for FY19, FY20 and FY21 were outstanding and eligible to be earned for FY21.

The annual performance measures for each grant are set on the grant date – that is, the grants are not structured such that the Compensation Committee sets targets annually while the grant is outstanding. So, for example, for FY21, the performance measures for each of FY21, FY22 and FY23 were set in November 2020, near the beginning of FY21. For these grants using operating performance measures (rather than relative TSR), the annual targets require absolute performance above the prior year's operating performance.

FY21 Performance-Based RSUs

The FY21 performance-based RSUs used two performance measures – Adjusted Free Cash Flow (AFCF) and relative TSR – to align our executives with our strategic goals of increasing cash flow and total shareholder return. One-half of the target performance-based RSUs was tied to the achievement of the AFCF measure and one-half was tied to the achievement of the relative TSR measure. Performance-based RSUs not earned for a period are forfeited.

We used a free cash flow measure and a relative TSR measure as free cash flow is a measure that is important to our stockholders, upon which our company is valued, and that, ultimately, is expected to increase long-term stockholder returns.

The comparison group of companies for the FY21 relative TSR performance-based RSUs is the S&P 400 Software and Services Index plus any compensation peer group companies not included in that index.

FY21 PERFORMANCE-BASED RSU DESIGN AND ACHIEVEMENT FOR FY21

Performance Measure	Weight	Threshold (25% Earned)	Target (100% Earned)	Upside (200% Earned)	Achievement	Earned
AFCF Growth over FY20	50%	10%	25%	40%	45%	200%

Performance Measure	Weight	Threshold (50% Earned)	Target (100% Earned)	Interim Upside (150% Earned)	Upside (200% Earned)	Achievement	Earned
Relative TSR vs. FY20[1]	50%	25th Percentile	50th Percentile	75th Percentile	90th Percentile	64th Percentile	128.57%

[1] For each performance period, if the weighted average PTC stock price as of September 30, 2020 is higher than the weighted average PTC stock price at the end of the period (that is, absolute TSR is negative), the maximum number of RSUs that can be earned for the period is 100% of the Target RSUs for the period even if relative TSR is achieved above the 50th percentile. The stock price value is determined using a 30-day weighted average for the applicable period ending on September 30.

CEO Performance-Based Retention RSUs

The CEO performance-based retention RSUs issued in FY20 used two performance measures – ARR and AFCF – to align our CEO with our strategic goals of increasing recurring revenue and free cash flow. One-half of the target performance-based RSUs was tied to the achievement of the ARR measure and one half was tied to the AFCF measures. Performance-based RSUs not earned for a period are forfeited. FY21 was the first performance measurement period under this award.

CEO PERFORMANCE-BASED RETENTION RSU ACHIEVEMENT FOR FY21

Performance Measure	Weight	Threshold (50% Earned)	Target (100% Earned)	Upside (110% Earned)	Achievement	Earned
ARR Growth over FY20	50%	8%	10%	14%	12%	107.26%
AFCF Growth over FY20	50%	10%	25%	40%	45%	

Prior Period Performance-Based Equity Design and Achievement for FY21

FY20 Performance-Based RSUs

The FY20 performance-based RSUs used two performance measures – ARR and relative TSR – to align our executives with our strategic goals of increasing recurring revenue and total shareholder return. One-half of the target performance-based RSUs was tied to the achievement of the ARR measure and one half was tied to the relative TSR measure. ARR RSUs not earned for a period are forfeited; relative TSR RSUs not earned for a period may be earned for the third period (FY22). This "catch-up" feature is not included in the FY21 or FY22 relative TSR performance-based RSUs.

As the FY20 relative TSR performance-based RSUs are in the second year of the three-year performance period, the measurement period for relative TSR was two years – from October 1, 2019 to September 30, 2021. The comparison group of companies for the FY20 relative TSR performance-based RSUs is the S&P 400 Software and Services Index plus any compensation peer group companies not included in that index.

FY20 PERFORMANCE-BASED RSU ACHIEVEMENT FOR FY21

Performance Measure	Weight	Threshold (50% Earned)	Target (100% Earned)	Upside (200% Earned)	Achievement	Earned
ARR Growth over FY20	50%	8%	10%	14%	12%	145.28%

Performance Measure	Weight	Threshold (50% Earned)	Target (100% Earned)	Interim Upside (150% Earned)	Upside (200% Earned)	Achievement	Earned
Relative TSR vs. FY19[1]	50%	25th Percentile	50th Percentile	75th Percentile	90th Percentile	78th Percentile	159.26%

[1]   If the PTC weighted average stock price as of September 30, 2019 was higher than the PTC weighted average stock price as of September 30, 2021 (that is, absolute TSR was negative), the maximum number of RSUs that could be earned for FY21 was 100% of the Target RSUs for FY21 even if relative TSR was achieved above the 50th percentile. The weighted average stock price is determined using a 30-day weighted average for the applicable period ending on September 30.

FY20 Performance-Based RSU Achievement for FY20

For FY20, the first performance period under these RSUs, the ARR performance measure was earned at 62.5% and the relative TSR performance measure was earned at 120%.

FY19 Performance-Based RSUs

The FY19 performance-based RSUs used one performance measure – AFCF – to align our executives with our strategic goal of increasing free cash flow. Performance-based RSUs not earned for this final performance period would have been forfeited.

FY19 PERFORMANCE-BASED RSU ACHIEVEMENT FOR FY21

Performance Measure	Threshold (25% Earned)	Target (100% Earned)	Upside (200% Earned)	Achievement	Earned
AFCF Growth over FY20	10%	25%	40%	45%	200%

Overall Achievement for FY19 Performance-Based RSUs

Earned for FY19	Earned for FY20	Earned for FY21	Aggregate Earned for FY19 – FY21
59.33%	50%	200%	103.11%

2021 CEO Compensation Decisions

JAMES HEPPELMANN   President and Chief Executive Officer



Mr. Heppelmann has been our President and CEO since 2010, during which time he has transformed the company into a dynamic force supporting the digital transformations of industrial enterprises.

When establishing his compensation for 2021, we evaluated his compensation against our compensation peer group as to individual elements and as to total target compensation and his performance. Given his compensation relative to his peers, and changes made to his compensation in 2020, we made no changes to his annual compensation for 2021.

FY21 TARGET TOTAL COMPENSATION



42% Service-Based RSUs

7% Salary

9% Incentive Bonus

42% Performance-Based RSUs

2021 NEO Compensation Decisions

KRISTIAN TALVITIE   Executive Vice President, Chief Financial Officer



Mr. Talvitie has been our Chief Financial Officer since May 2019. When establishing his compensation for 2021, we evaluated his compensation against our compensation peer group as to individual elements and as to total target compensation and his performance to determine whether to make any changes to his target compensation for 2021. Given the fact that we increased his compensation to competitive levels in May 2020, we made no changes to his compensation for 2021.

FY21 TARGET TOTAL COMPENSATION



38% Service-Based RSUs

12% Salary

12% Incentive Bonus

38% Performance-Based RSUs

TROY RICHARDSON   President, Digital Thread Business



Mr. Richardson joined PTC in November 2020 as our Chief Operating Officer. He was promoted to President, Digital Thread Business in November 2021.

His 2021 compensation was established in connection with his employment offer and includes our standard compensation elements that are competitive with the market for his position and other compensation designed to compensate him for lost compensation opportunities at his prior employer.

Those additional lost compensation elements, which are not reflected in his 2021 Target Compensation, were a $500,000 sign-on bonus, which amount was recoverable if he terminated his employment before his first anniversary, and a service-based RSU grant valued at $2.6 million, which vests in three equal annual installments over three years.

FY21 TARGET TOTAL COMPENSATION



35% Service-Based RSUs

15% Salary

15% Incentive Bonus

35% Performance-Based RSUs

MICHAEL DITULLIO President, Velocity Business



Mr. DiTullio has served in many senior Sales leadership roles since 2015. In February 2020, he was named the Executive Vice President of our SaaS Businesses. Given his performance in the role and our desire to maintain compensation parity with the market, we increased his salary by 6% and his target incentive bonus by 21% for 2021.

FY21 TARGET TOTAL COMPENSATION



39% Service-Based RSUs

11% Salary

11% Incentive Bonus

39% Performance-Based RSUs

AARON VON STAATS Executive Vice President, General Counsel



Mr. von Staats has served as our General Counsel since 2003. When establishing his compensation for 2021, we evaluated his compensation against our compensation peer group as to individual elements and as to total target compensation and his performance. Given his performance and the compensation benchmark, we increased his salary for 2021 by 7% to bring his salary closer to the market median.

FY21 TARGET TOTAL COMPENSATION



35% Service-Based RSUs

16% Salary

14% Incentive Bonus

35% Performance-Based RSUs

KATHLEEN MITFORD Former Executive Vice President, Chief Strategy Officer

Ms. Mitford served as our Executive Vice President, Chief Strategy Officer through May 2021, when she resigned to pursue another career opportunity.. When establishing her compensation for 2021, we evaluated her compensation against our compensation peer group as to individual elements and as to total target compensation and her performance. Given her performance and the competitive benchmark, we increased her long-term equity opportunity by 13%, resulting in 2021 target compensation of salary of $415,000, an incentive bonus of $350,000, and service-based RSUs and performance-based RSUs of $1,125,000 each.

How We Set Executive Compensation

The Compensation Committee, which is comprised entirely of independent directors, establishes, and reviews the compensation for our executive officers annually.

Independent Compensation Consultant

The Committee engaged Pearl Meyer & Partners, LLC as its independent compensation consultant for 2021. The Committee assessed the independence of Pearl Meyer and determined that Pearl Meyer is independent of PTC and has no relationships that could create a conflict of interest with PTC. As part of its assessment, the Committee considered the fact that Pearl Meyer provides no other services to PTC and consults with PTC's management only as necessary to provide the services described below.

Pearl Meyer provides a range of services to the Committee to support the Committee in fulfilling its responsibilities, including providing legislative and regulatory updates, peer group compensation data, advice on the structure and competitiveness of our compensation programs, and advice on the consistency of our programs with our executive compensation philosophy. Pearl Meyer attends Committee meetings, reviews compensation data with the Committee, and participates in discussions regarding executive compensation issues. The Committee meets with Pearl Meyer with and without PTC management present.

Pearl Meyer was paid $270,204 for services to the Compensation Committee in 2021. No other compensation was paid to Pearl Meyer in 2021.

Consultation with Management

Members of management, including our Chief Executive Officer, participate in Committee meetings as requested by the Committee to discuss the materials provided, including recommendations on executive pay, competitive market practices and performance measures. Although the members of management provide their views, decisions on executive compensation are made solely by the Committee and, in the case of the Chief Executive Officer's compensation, without the presence of the Chief Executive Officer.

Compensation Committee Calendar

Q1 ⟩

- Determine achievement under prior period performance-based compensation.
- Review pay-for-performance alignment.
- Establish performance-based compensation plans for current year.
- Make annual performance-based and service-based equity awards.
- Review Compensation Discussion and Analysis.
- Review equity use and forecast expense.

Q2 ⟩

- Review annual say-on-pay vote results and proxy advisor recommendations.
- Review in-season stockholder engagement results.
- Review compliance with director and executive stock ownership requirements.
- Review Compensation Committee Charter.

Q3 ⟩

- Review and establish compensation peer group for upcoming year.
- Review peer group executive compensation practices.
- Review executive agreements and change-in-control arrangements.

Q4 ⟩

- Review competitive assessment of executive compensation.
- Review pay-for-performance analysis.
- Review annual risk assessment of compensation practices.
- Review independence and retention of independent compensation consultant.

Determination of the Total Amount of Compensation

We make decisions regarding the amount and mix of compensation for our executives based on:

- Objective data provided by Pearl Meyer & Partners (the "competitive analysis");
- Analysis of the scope of each executive's responsibilities; and
- Internal pay equity among the executives.

We use the competitive analysis to assess our executives' compensation against the compensation paid to executives in similar positions in the peer group to ensure that the compensation we pay is competitive and fair to our executives and to our stockholders. We generally target compensation opportunities for our executives at the median of the market as an initial benchmark. While we use the competitive analysis as a starting point, we also consider the qualitative dimensions of an executive's role, internal pay equity among our executives and tenure in the position when setting our executives' compensation as we do not believe an external benchmark should be the only determinant of compensation.

Competitive Analysis (Benchmarking)

The peer group used for the 2021 competitive analysis consists of 15 publicly-traded U.S. software companies, most of which are in the enterprise software space, that have revenues and market capitalizations in a range we believe is appropriate. We target companies with revenue within an approximately 0.5x to 2.5x multiple of PTC's revenue and an approximately 0.5x to 4.0x multiple of PTC's market capitalization. However, we may include companies with revenue and/or market capitalizations outside these parameters if there is strong product and/or service similarity. We believe this group represents the competition for executive talent in our industry. We review the peer group annually to ensure that the companies in the peer group remain relevant and provide meaningful compensation comparisons.

2021 Peer Group[1]

Akamai Technologies, Inc.	J2 Global, Inc.	**15**
ANSYS, Inc.	Nuance Communications, Inc.	
Autodesk, Inc.	Paycom Software, Inc.	PUBLICLY-TRADED U.S. SOFTWARE COMPANIES
Black Knight, Inc.	Proofpoint, Inc.	
Blackbaud, Inc.	Real Page, Inc.	
Cadence Design Systems, Inc.	ServiceNow, Inc.	
Citrix Systems, Inc.	Splunk Inc.	
Fair Isaac Corporation		

[1] The 2021 peer group differed from the 2020 peer group as described below.

Removed	Removed	Added
Due to the acquisition of each by private equity firms.	Due to lack of business model comparability as we pivot to SaaS solutions for our products.	Due to their business model comparability as we pivot to SaaS solutions for our products.
LogMeIn, Inc.	Open Text Corporation	Black Knight, Inc.
The Ultimate Software Company	Pegasystems Inc.	J2 Global, Inc.
	SS&C Technologies Holdings Inc.	Paycom Software, Inc.
	Synopsys Inc.	Proofpoint, Inc.
		RealPage, Inc.

Other Important Elements of Our Compensation Program

Compensation Clawback Policy

We maintain an executive compensation clawback policy that is intended to enable us to recover performance-based compensation paid to an executive officer if such compensation is later determined to have been unearned due to a restatement of our financial results for the performance period due to the misconduct of the executive officer. The *Executive Compensation Recoupment Policy* is available in the **Corporate Governance** section of the Investor Relations page of our website at **www.ptc.com**.

Stock Ownership Requirements

Our executives are required to attain and maintain stock ownership levels of our common stock (options and unvested equity are not counted). For our CEO, that amount was **5x** his annual salary for FY21 (**6x** for FY22), and for our other executive officers, that amount is **3x** their respective annual salaries. All our executives meet their respective stock ownership requirements.

No Hedging or Pledging of PTC Stock

In order to ensure members of our Board of Directors and our executives and employees are aligned with the interests of our stockholders, our *Trading in Company Securities Policy* prohibits the hedging of PTC stock or equity by directors, executives and employees and transactions in derivative securities whose value is tied to that of PTC stock (including puts, calls and listed options). The Policy also prohibits the pledging of PTC stock or equity by directors, executives and employees and short sales of PTC stock.

Severance and Change in Control Arrangements

Agreements and Conditions

We maintain severance and change in control arrangements with our executives. The agreements require the executive to execute a non-compete agreement with PTC and to execute a general release of claims as a condition to receiving severance benefits. Our agreement with our CEO has a three-year term that expires on September 30, 2023. Each of the other named executive officers' agreements has a one-year term and renews automatically for successive one-year terms if the Compensation Committee does not terminate the agreement. The agreements are described in more detail under **Potential Payments upon Termination or Change in Control**.

The Compensation Committee believes that these agreements are important motivational and retention tools because, in a time of continuing consolidation in our industry and increased competition for executive talent, they provide a measure of earnings security by offering income protection in the form of severance and continued benefits if the executive's employment is terminated without cause, economic protection for the executive's family if the executive becomes disabled or dies, and additional protections in connection with a change in control of PTC.

The Committee believes that providing severance to PTC employees, including executives, is an appropriate bridge to subsequent employment if the person's employment is terminated without cause. This is particularly so for executive-level positions for which the opportunities are typically more limited, and the job search lead time is longer. The agreements also benefit PTC by enabling executives to remain focused on PTC's business in uncertain times without the distraction of potential job loss.

The Committee believes these agreements are even more important in the context of a change in control as it believes they will motivate and encourage the executives to be receptive to potential strategic transactions that are in the best interest of stockholders, even if the executive faces potential job loss. The agreements for our executives have "double triggers" before vesting of any equity is accelerated, so that no equity is accelerated upon a change in control but is accelerated only if the executive is terminated in connection with a change in control. The Committee believes this benefits PTC and any potential acquirer because it enables PTC to retain and motivate the executive while a potential change in control is pending, provides an acquirer with the ability to retain desired executives using existing equity incentives, and does not provide a one-time benefit to the executive that could undermine those efforts.

Periodic Review

The Compensation Committee reviews these agreements each year for the executive officers other than the CEO and, in light of the three-year term of the agreement with the CEO, periodically for the CEO, to determine if these agreements should be maintained, modified, or terminated. For 2021, the Committee reviewed current market practices and the terms of the executives' agreements (other than the CEO agreement) with the Committee's compensation consultant. Based on this review, the Committee decided that it was appropriate to maintain the agreements.

Timing of Equity Grants

We do not time grants either to take advantage of a depressed stock price or an anticipated increase in stock price and have limited the amount of discretion that can be exercised in connection with the timing of awards. We generally make awards only on pre-determined dates to ensure that awards cannot be timed to take advantage of material non-public information. Typically, our annual executive awards are made in November after public release of the previous year's financial results, annual awards to our Board of Directors are made on the day of the annual stockholders' meeting, and awards to our employees are made in November and May.

Awards to executive officers may be made only by the Compensation Committee. Other employee awards may be made by either the Compensation Committee or by our Chief Executive Officer pursuant to delegated authority. The Compensation Committee generally makes awards only at Committee meetings and generally does not make awards in trading blackout periods (the prophylactic period encompassing the last three weeks of each fiscal quarter through 24 hours after the earnings for that quarter are announced) unless special circumstances exist, such as a new hire or a contractual commitment. Our Chief Executive Officer may make awards only on the 15th of the month (or the next succeeding business day if the 15th is not a business day), other than in the months of January, April, July and October because the 15th of each of those months falls in a blackout period after the end of the quarter before results are announced, and only up to established values set by the Compensation Committee.

Consideration of Stock-Based Compensation Expense and Dilution

We consider the stock-based compensation expense and dilution (burn rate) associated with equity awards to executives as we develop our overall equity compensation program. The expense associated with the equity awards is equal to the fair value of the equity issued and is amortized over the vesting period of the award. We monitor this expense and dilution to stockholders as we develop our plans and strive to maintain a program that balances the goals of our equity program with the expense and dilution associated with the program. For FY21, stock-based compensation expense as a percentage of our market capitalization and dilution were both at or below the 40th percentile.

Annual Assessment of Risks Associated with Our Compensation Programs

We assess our compensation plans and programs for employees, including our executives, annually to ensure alignment of the various plans and programs with our business plan and to evaluate the potential risks associated with those plans and programs. For 2021, the Compensation Committee retained Pearl Meyer & Partners, the Compensation Committee's independent compensation consultant, to assist the Committee in assessing those risks. **Based on this assessment, the Compensation Committee concluded that the company's compensation plans and programs do not create risks that are reasonably likely to have a material adverse effect on PTC.**

The Compensation Committee regularly considers the risks associated with executive compensation and corporate incentive plans when designing such plans. The elements described below with respect to such plans and programs have generally been implemented by or at the direction of the Compensation Committee and were considered when assessing the risks associated with our compensation programs:

- A detailed planning process with Compensation Committee or executive oversight exists for all compensation programs;
- The proportion of an employee's performance-based pay increases as the responsibility and potential impact of the employee's position increases, which structure is in line with market practices;
- We set performance goals that we believe are reasonable considering past performance and market conditions;
- We use performance measures that are designed to support our long-term financial goals, rather than changing measures to take advantage of changing market conditions;
- We use different performance measures for our annual incentive plans and our long-term incentive plans;
- Our executives' long-term equity awards are split 50/50 between service-based and performance-based long-term equity to balance the risk associated with performance-based equity with retention provided by service-based equity;
- Our long-term performance-based equity contained performance measures for each of the three years of the term of the award;
- We use restricted stock units rather than stock options for equity awards because restricted stock units retain value even if the stock price declines so that employees are less likely to take unreasonable risks to get, or keep, options "in-the-money";
- We use service-based vesting over three years for our long-term equity awards to ensure our employees' interests are aligned with those of our stockholders for the long-term performance of PTC;
- Assuming achievement of at least a minimum level of performance, payouts under our performance-based plans result in some compensation at levels below full target achievement, rather than an "all-or-nothing" approach;
- Upside earning opportunity in our annual cash compensation plans and our performance-based equity is capped at a level commensurate with the industry;
- All functions have a component of their leadership incentive plans tied to overall PTC performance to ensure cross-functional alignment with PTC's business plan;
- Our executive stock ownership policy requires our executives to hold a substantial amount of stock (options and unvested equity do not count), which aligns an appropriate portion of their personal wealth to the long-term performance of PTC;
- Our compensation clawback policy enables us to recover incentive compensation paid to an executive officer if it is later determined not to have been earned due to restatement of prior period financial results due to misconduct of the executive officer, thus reducing any incentive to engage in misconduct to meet financial targets; and
- We maintain effective controls and procedures to ensure that amounts are earned and paid in accordance with our plans and programs.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee

Mark Benjamin, Chair
Janice Chaffin
Paul Lacy
Robert Schechter

EXECUTIVE COMPENSATION

The discussion, table and footnotes below describe the total compensation for FY21 for our named executive officers (our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers).

As described in COMPENSATION DISCUSSION AND ANALYSIS above and reflected in the Summary Compensation Table below, we pay these executive officers a mix of cash and equity compensation. Our target annual compensation consists of a base salary, an incentive plan bonus (**Non-Equity Incentive Plan Compensation**), and annual long-term equity compensation (**Stock Awards**) consisting of restricted stock units (RSUs) (50% of which are performance based and 50% of which are service based) that are eligible to vest over three years from the date of grant. Additional equity compensation (**Stock Awards**) may also include retention or special purpose grants and the value of any grant modifications.

We do not provide these executives with pensions or the ability to defer compensation or any perquisites. Amounts shown in the All Other Compensation column reflect the matching cash contribution under our 401(k) Savings Plan for those participating in the plan and any additional items described in the footnotes.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
James Heppelmann President and Chief Executive Officer	2021	$800,000	—	$11,127,621	$1,112,000	$ 8,754	$13,048,375
	2020	$800,000	—	$45,844,743[4]	$ 650,000	$ 8,550	$47,303,293
	2019	$800,000	—	$ 9,199,893	$ 976,062	$ 8,550	$10,984,505
Kristian Talvitie EVP, Chief Financial Officer	2021	$500,000	—	$ 3,616,415	$ 556,000	$ 8,700	$ 4,681,115
	2020	$444,423	—	$ 4,274,256	$ 268,125	$ 8,550	$ 4,995,354
	2019	$148,442	$200,000[5]	$ 2,234,913	$ 142,401	—	$ 2,725,756
Michael DiTullio President, Velocity Business	2021	$424,231	—	$ 3,338,170	$ 472,600	$ 9,522	$ 4,244,523
	2020	$400,000	—	$ 4,702,975	$ 227,500	$10,980	$ 5,341,454
Troy Richardson President, Digital Thread Business	2021	$528,846	$500,000[5]	$ 5,997,323	$ 607,430	$94,000	$ 7,227,599
Aaron von Staats EVP, General Counsel	2021	$399,231	—	$ 1,974,936	$ 388,500	$ 9,029	$ 2,771,696
	2020	$375,000	—	$ 2,623,641	$ 227,500	$ 8,400	$ 3,234,541
	2019	$375,000	—	$ 1,774,943	$ 341,629	$ 8,371	$ 2,499,943
Kathleen Mitford Former EVP, Chief Strategy Officer	2021	$271,346	—	$ 2,503,732	$ 0	$48,505	$ 2,823,583
	2020	$403,923	—	$ 2,760,359	$ 227,500	$ 8,729	$ 3,400,511
	2019	$375,000	—	$ 1,824,852	$ 292,804	$ 8,435	$ 2,501,091

(1) Aggregate grant date fair value of awards. Assumptions made in the valuation of these awards are described in Note 12 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2021. For service-based RSUs, the grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the grant date. For performance-based RSUs other than relative TSR (rTSR) RSUs, the grant date fair value is equal to the number of RSUs granted multiplied by the closing price of our stock on the Nasdaq Stock Market on the grant date, assuming achievement at 100%; the maximum potential value of the annual performance-based RSUs is 200% of the target RSUs granted. For performance-based rTSR RSUs, the value is determined using a Monte Carlo methodology that considers the probability of achievement of the performance measures at the time of grant.

Named Executive Officer	Number of 2021 Target Performance-Based RSUs	Maximum Value of Performance-Based RSUs based on Closing Price on Grant Date
James Heppelmann	52,808	$10,469,714
Kristian Talvitie	17,162	$ 3,402,538
Michael DiTullio	15,842	$ 3,140,835
Troy Richardson	15,842	$ 3,140,885
Aaron von Staats	9,372	$ 1,858,093
Kathleen Mitford	11,882	$ 2,355,725

(2) For all years, these amounts were paid in shares of PTC common stock, with the number granted determined by dividing the amount earned by the closing price of a share of PTC common stock on November 15, 2021, November 12, 2020 and November 15, 2019, respectively.

(3) Amounts shown are matching contributions under PTC's 401(k) Savings Plan and, for each of Mr. Heppelmann and Mr. DiTullio, $54 of taxable prize income. Additionally, for Mr. DiTullio, foreign tax and foreign tax equalization payments of $768; for Ms. Mitford, an accrued vacation payout of $31,923; and, for Mr. Richardson, relocation amounts of $94,000 associated with his relocation from Atlanta to Boston.

(4) Includes the $32 million grant date value of a performance-based retention equity award with free cash flow and ARR performance measures for 2021, 2022 and 2023. This grant is discussed above in the LETTER FROM THE COMPENSATION COMMITTEE.

(5) Sign-on bonus paid upon hire to compensate him for unvested compensation left behind at his prior employer to join PTC.

Grants of Plan-Based Awards

As discussed in COMPENSATION DISCUSSION AND ANALYSIS above, we tie a substantial portion of our executives' compensation to PTC's performance through plan-based awards. For 2021, these awards consisted of:

- An annual incentive plan **(Non-Equity Incentive Plan Awards)**,
- Performance-based RSUs that vest to the extent earned in each of the three performance periods over three years **(Equity Incentive Plan Awards)**, and
- Service-based RSUs that vest over three years **(Other Stock Awards)**.

We describe our compensation decisions for 2021, including the rationale for these awards and the performance measures, in COMPENSATION DISCUSSION AND ANALYSIS above.

2021 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities Underlying Stock or Units (#)	Grant Date Fair Value of Stock Awards[1] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
James Heppelmann President, Chief Executive Officer	11/17/2020[2]	$633,000	$1,000,000	$1,350,000					
	11/17/2020[3]				6,601	26,404	52,808		$2,617,429
	11/17/2020[4]				13,202	26,404	52,808		$3,275,236
	11/17/2020[5]				-			52,809	$5,234,956
Kristian Talvitie Executive Vice President, Chief Financial Officer	11/17/2020[2]	$316,500	$ 500,000	$ 675,000					
	11/17/2020[3]				2,145	8,581	17,162		$ 850,635
	11/17/2020[4]				4,291	8,581	17,162		$1,064,412
	11/17/2020[5]							17,163	$1,701,368
Michael DiTullio President, Velocity Business	11/17/2020[2]	$269,025	$ 425,000	$ 573,750					
	11/17/2020[3]				1,980	7,921	15,842		$ 785,209
	11/17/2020[4]				3,961	7,921	15,842		$ 982,544
	11/17/2020[5]							15,842	$1,570,417
Troy Richardson President, Digital Thread Business	11/17/2020[2]	$329,687	$ 520,833	$ 703,125					
	11/17/2020[3]				1,980	7,921	15,842		$ 785,209
	11/17/2020[4]				3,961	7,921	15,842		$ 982,544
	11/17/2020[5]							15,842	$1,570,417
	11/16/2020[5]							26,390	$2,599,943
Aaron von Staats Executive Vice President, General Counsel	11/17/2020[2]	$221,550	$ 350,000	$ 472,500					$
	11/17/2020[3]				1,172	4,686	9,372		$ 464,523
	11/17/2020[4]				2,343	4,686	9,372		$ 581,267
	11/17/2020[5]							9,373	$ 929,145
Kathleen Mitford Former Executive Vice President, Chief Strategy Officer	11/17/2020[2]	$221,550	$ 350,000	$ 472,500					
	11/17/2020[3]				1,485	5,941	11,882		$ 588,931
	11/17/2020[4]				2,971	5,941	11,882		$ 736,938
	11/17/2020[5]							11,882	$1,177,863

[1] For all RSUs other than the rTSR RSUs, the grant date fair value was calculated by multiplying the number of RSUs granted by the closing price of a share of our common stock on the Nasdaq Stock Market on the grant date and applying the likelihood of any performance measures being achieved. For the rTSR RSUs, the grant date fair value was determined using a Monte Carlo valuation.

[2] Awards under our annual incentive plan. Amounts earned were paid in common stock on November 15, 2021, with the number of shares issued calculated by dividing the amount earned by the closing share price on that date.

[3] Performance-based RSUs eligible to vest over three years to the extent the AFCF performance measures are met for each of 2021, 2022 and 2023. Only one-third of the RSUs granted are eligible to be earned for each of 2021, 2022 and 2023. RSUs not earned in a year are forfeited.

[4] Performance-based RSUs eligible to vest over three years to the extent the TSR performance measures are met for each of 2021, 2022 and 2023. Only one-third of the RSUs granted are eligible to be earned for each of 2021, 2022 and 2023. RSUs not earned in a year are forfeited.

[5] Service-based RSUs that vest over three years. One third of these RSUs vested on November 15, 2021 and the remaining two-thirds will vest in two substantially equal installments on November 15, 2022 and November 15, 2023.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the equity awards held by each named executive officer as of September 30, 2021. The equity awards in the table are restricted stock units granted in 2019 through 2021.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Stock Awards		Equity Incentive Plan Awards	
	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
James Heppelmann President and Chief Executive Officer	18,003[4]	$2,156,579	18,003[7]	$ 2,156,579
	40,844[5]	$4,892,703	20,422[8]	$ 2,446,351
	52,809[6]	$6,325,990	28,591[9]	$ 3,424,916
			26,404[10]	$ 3,162,935
			26,404[11]	$ 3,162,935
			400,040[12]	$47,920,792
Kristian Talvitie Executive Vice President, Chief Financial Officer	4,278[4]	$ 512,462	4,278[7]	$ 512,462
	14,630[5]	$1,752,528	7,314[8]	$ 876,144
	17,163[6]	$2,055,956	10,241[9]	$ 1,226,769
			8,581[10]	$ 1,027,918
			8,581[11]	$ 1,027,918
Michael DiTullio President, Velocity Business	4,892[4]	$ 586,013	4,892[7]	$ 586,013
	11,098[5]	$1,329,429	5,549[8]	$ 664,715
	9,666[13]	$1,157,890	7,769[9]	$ 930,649
	15,842[6]	$1,897,713	7,921[10]	$ 948,857
			7,921[11]	$ 948,857
Troy Richardson President, Digital Thread Business	42,232[6]	$5,058,971	7,921[10]	$ 948,857
			7,921[11]	$ 948,857
Aaron von Staats Executive Vice President, General Counsel	3,473[4]	$ 416,031	3,473[7]	$ 416,031
	7,880[5]	$ 943,945	3,940[8]	$ 471,973
	9,373[6]	$1,122,792	5,516[9]	$ 660,762
			4,686[10]	$ 561,336
			4,686[11]	$ 561,336
Kathleen Mitford Former Executive Vice President, Chief Strategy Officer	—	—	—	—

[1]   The unvested restricted stock unit (RSU) awards shown in this column are subject to service-based vesting.

[2]   The market value of unvested RSUs was calculated as of September 30, 2021 based on the closing price of a share of our common stock on the NASDAQ Global Select Market on September 30, 2021 of $119.79.

[3]   The unvested RSUs shown in this column are subject to performance-based vesting.

[4]   FY19 service-based RSUs that vested on November 15, 2021.

[5]   FY20 service-based RSUs that vest in two equal installments on November 15, 2021 and 2022.

(6) FY21 service-based RSUs that vest in three substantially equal installments on November 15, 2021, 2022 and 2023.

(7) FY19 performance-based RSUs that vested on November 15, 2021.

(8) FY20 performance-based ARR RSUs that vest to the extent earned on the later of each of November 15, 2021 and 2022 and the date the Compensation Committee determines the amount earned for the applicable year.

(9) FY20 performance-based rTSR RSUs that vest to the extent earned on the later of each of November 15, 2021 and 2022 and the date the Compensation Committee determines the amount earned for the applicable year.

(10) FY21 performance-based AFCF RSUs that vest to the extent earned on the later of each of November 15, 2021, 2022 and 2023 and the date the Compensation Committee determines the amount earned for the applicable year.

(11) FY21 performance-based rTSR RSUs that vest to the extent earned on the later of each of November 15, 2021, 2022 and 2023 and the date the Compensation Committee determines the amount earned for the applicable year.

(12) Performance-based retention RSUs that vest to the extent earned on the later of each of November 15, 2021, 2022 and 2023 and the date the Compensation Committee determines the amount earned for the applicable year.

(13) Service-based retention RSUs that vest in two equal installments on May 15, 2022 and 2023.

Option Exercises and Stock Vested

The following table shows the value realized by executive officers upon vesting of restricted stock units during 2021. None of the named executive officers owned or exercised options in 2021.

Name	Stock Awards	
	Number of Shares Acquired on Vesting	Value Realized on Vesting
Jim Heppelmann President and Chief Executive Officer	99,841	$9,705,544
Kristian Talvitie Executive Vice President, Chief Financial Officer	20,407	$1,983,764
Michael DiTullio President, Velocity Business	33,325	$3,485,016
Troy Richardson President, Digital Thread Business	—	—
Aaron von Staats Executive Vice President, General Counsel	18,408	$1,789,442
Kathleen Mitford Former Executive Vice President, Strategy	20,881	$2,234,307

Grant Date	Grant Date Share Value	Vest Date	Vest Date Share Value	James Heppelmann # RSUs	Kristian Talvitie # RSUs	Michael DiTullio # RSUs	Aaron von Staats # RSUs	Kathleen Mitford # RSUs
11/15/2017	$63.92	11/15/2020	$ 97.21	33,780		8,238	5,664	2,058
03/07/2018	$79.63	03/15/2021	$137.09			2,302		5,127
11/14/2018	$85.17	11/15/2020	$ 97.21	27,004		7,338	5,209	5,356
05/15/2019	$87.07	11/15/2020	$ 97.21		6,417			
11/21/2019	$75.08	11/15/2020	$ 97.21	39,057	11,611	10,614	7,535	7,748
02/11/2020	$86.08	11/15/2020	$ 97.21					592
05/18/2020	$68.97	11/15/2020	$ 97.21		2,379			
05/18/2020	$68.97	05/15/2021	$129.01			4,833		

Potential Payments upon Termination or Change in Control

We have agreements with our executive officers that provide the benefits described below in connection with certain terminations or a change in control of PTC. We describe our reasons for providing these benefits in COMPENSATION DISCUSSION AND ANALYSIS — Severance and Change in Control Arrangements.

To receive the payments and benefits described below, the executive must execute a release of claims against PTC. The executive also must continue to comply with the material terms of the agreement and the terms of the executive's Non-Disclosure, Non-Competition and Invention Agreement with PTC, which remains in effect after the termination of the executive's employment.

SUMMARY OF EXECUTIVE AGREEMENT TERMS REGARDING COMPENSATION ON CHANGE-IN-CONTROL AND CERTAIN TERMINATIONS

	Event or Circumstances of Termination or Event				
Name	Termination without Cause or Voluntary Resignation at the Request of the Board	Termination for Cause or Other Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 2 Years following a Change in Control[1]	Disability or Death
James Heppelmann President & Chief Executive Officer					
Base Salary	2x	—	—	3x	—
Target Bonus	2x	—	—	3x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	100%	—	—	100%	100% at Target
Benefits Continuation[2]	2x	—	—	2x	—
Payment Term	2 Years		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—

All Other Named Executive Officers **Kristian Talvitie Troy Richardson Michael DiTullio Aaron von Staats**	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 2 Years following a Change in Control[1]	Disability or Death
Base Salary	1x	—	—	1x	—
Target Bonus	1x	—	—	1x	—
Pro-Rated Target Bonus	—	—	1x Pro-Rated	—	—
Accelerated Equity	—	—	—	100%	100% at Target
Benefits Continuation[2]	1x	—	—	1x	—
Payment Term	Upon Event		Upon Event	Upon Event	Upon Event
Gross-Up Payment	—	—	—	—	—

[1] Accelerated at greater of Target and estimated achievement at the time of the change in control.

[2] Continued participation in PTC's medical, dental, vision and basic life insurance benefit plans or payment in lieu thereof if such participation is not permissible until the executive becomes eligible for such benefits under another employer's plans.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL HAD A TERMINATION EVENT OR A CHANGE-IN-CONTROL OCCURRED ON SEPTEMBER 30, 2021

	Event or Circumstances of Termination				
Name	Termination without Cause or Voluntary Resignation at the Request of the Board in Connection with CEO Succession	Termination for Cause or Other Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 2 Years following a Change in Control	Disability or Death
James Heppelmann President & Chief Executive Officer					
Base Salary	$ 1,600,000	—	—	$ 2,400,000	—
Target Bonus	$ 2,000,000	—	—	$ 3,000,000	—
Pro-Rated Target Bonus	—	—	$ 1,000,000	—	—
Accelerated Equity[1]	$75,649,781	—	—	$ 75,649,781	$ 75,649,781
Benefits Continuation	$ 133,540	—	—	$ 133,540	—
Total	$79,383,321	$ 0	$ 1,000,000	$ 81,183,321	$75,649,781

	Event or Circumstances of Termination				
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 2 Years following a Change in Control	Disability or Death
Kristian Talvitie Executive Vice President, Chief Financial Officer					
Base Salary	$ 500,000	—	—	$ 500,000	—
Target Bonus	$ 500,000	—	—	$ 500,000	—
Pro-Rated Target Bonus	—	—	$ 500,000	—	—
Accelerated Equity[1]	—	—	—	$ 8,992,156	$ 8,992,156
Benefits Continuation	$ 54,369	—	—	$ 54,369	—
Total	$ 1,054,369	$ 0	$ 500,000	$10,046,525	$ 8,992,156
Troy Richardson President, Digital Thread Business					
Base Salary	$ 625,000	—	—	$ 625,000	—
Target Bonus	$ 625,000	—	—	$ 625,000	—
Pro-Rated Target Bonus	—	—	$ 625,000	—	—
Accelerated Equity[1]	—	—	—	$ 6,956,684	$ 6,956,684
Benefits Continuation	$ 58,252	—	—	$ 58,252	—
Total	$ 1,308,252	$ 0	$ 625,000	$ 8,264,936	$ 6,956,684

		Event or Circumstances of Termination			
Name	Termination without Cause	Termination for Cause or Voluntary Resignation	Change in Control	Termination without Cause or Resignation for Good Reason within 2 Years following a Change in Control	Disability or Death
Michael DiTullio President, Velocity Business					
Base Salary	$ 425,000	—	—	$ 415,000	—
Target Bonus	$ 425,000	—	—	$ 425,000	—
Pro-Rated Target Bonus	—	—	$ 425,000	—	—
Accelerated Equity[1]	—	—	—	$ 9,050,135	$ 9,050,135
Benefits Continuation	$ 55,570	—	—	$ 55,570	—
Total	$ 905,570	$ 0	$ 425,000	$ 9,945,704	$ 9,050,135
Aaron von Staats Executive Vice President, General Counsel					
Base Salary	$ 400,000	—	—	$ 400,000	—
Target Bonus	$ 350,000	—	—	$ 350,000	—
Pro-Rated Target Bonus	—	—	$ 350,000	—	—
Accelerated Equity[1]	—	—	—	$ 5,154,204	$ 5,154,204
Benefits Continuation	$ 56,752	—	—	$ 56,752	—
Total	$ 806,752	$ 0	$ 350,000	$ 5,960,956	$ 5,154,204

[1] Equity is valued based on a closing stock price of $119.79 on September 30, 2021.

CEO PAY RATIO

The Dodd-Frank Act requires us to disclose the annual total compensation of our median paid employee, the annual total compensation of our CEO and the ratio between the two. We identified our median employee using a consistently applied compensation measure (CACM) approximating total direct compensation (base salary + short-term incentive target + long-term incentive target) for 2021 for each of our worldwide employees as of October 21, 2021 (20 days after the close of our 2021 fiscal year), excluding our CEO. We did not exclude any portion of our total worldwide employee population from this analysis. We applied the CACM in accordance with the applicable rules governing inclusion of part-time and temporary employees and prohibiting annualization of seasonal or temporary contracts. All employee compensation was converted to the U.S. dollar equivalent based on applicable exchange rates for the period as of the date on which the worldwide employee data was collected. After identifying the median employee using this methodology, we calculated the annual total compensation for this employee using the same methodology we used for our CEO set forth in the 2021 Summary Compensation Table in this proxy statement.

We determined that the total annual compensation for our CEO for 2021 was $13,048,375 and the total annual compensation of our median employee for 2021 was $109,266.38, resulting in a ratio of 119:1.

To put this ratio into context, we note that we have a worldwide employee population, with approximately 65% of our employees located outside the U.S. where the competitive amounts we pay differ by country and region. The competitive compensation rates we pay in those countries significantly impact the pay ratio.

We also note that the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have a different geographic distribution of employees, different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.



Proposal 3

ADVISORY VOTE TO CONFIRM THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2022

We are asking stockholders to confirm the Audit Committee's selection of PricewaterhouseCoopers LLP, a registered public accounting firm, as PTC's independent registered public accounting firm for the fiscal year ending September 30, 2022.

Although stockholder confirmation of the selection of PricewaterhouseCoopers LLP is not required by law or our by-laws, and this vote is only advisory, the Board believes that it is advisable to give stockholders an opportunity to provide guidance on this selection. If this confirmation is not received, the Board will request that the Audit Committee reconsider its selection of PricewaterhouseCoopers LLP.

The Board of Directors recommends that you vote FOR the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2022.

Engagement of Independent Auditor and Approval of Professional Services and Fees

The Audit Committee is responsible for the engagement of our independent auditor and for approving, in advance, all audit services and permitted non-audit services to be provided by the independent auditor. The Audit Committee has adopted a policy for the engagement of the independent auditor that is intended to maintain the independent auditor's independence from PTC. In adopting the policy, the Audit Committee considered the various services that the independent auditor has historically performed or may be asked to perform in the future.

The policy, which is reviewed and re-adopted at least annually by the Audit Committee:

- Approves the performance by the independent auditor of certain types of services (principally audit-related and tax), subject to restrictions in some cases, based on the Audit Committee's determination that engaging the auditor for such services would not be likely to impair the independent auditor's independence from PTC;

- Requires that management obtain the specific prior approval of the Audit Committee for each engagement of the independent auditor to perform other types of permitted services;

- Prohibits the performance by the independent auditor of certain types of services due to the likelihood that its independence would be impaired; and

- Sets an aggregate expenditure limitation on fees for approved services and provides for fee caps on certain categories of approved services that may not be exceeded without the prior approval of the Audit Committee.

Any approval required under the policy must be given by the Audit Committee, by the Chairman of the Audit Committee in office at the time, or by any other Audit Committee member to whom the Audit Committee has delegated that authority. The Audit Committee does not delegate its responsibilities to approve services performed by the independent auditor to any member of management.

The standard applied by the Audit Committee in determining whether to grant approval of any engagement of the independent auditor is whether the services to be performed, the compensation to be paid therefor and other related factors are consistent with the independent auditor's independence under guidelines of the Securities and Exchange Commission, the Public Company Accounting Oversight Board, and applicable professional standards.

The Audit Committee considers:

- Whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of PTC's financial statements;
- Whether the independent auditor would be functioning in the role of management or in an advocacy role;
- Whether performance of the service by the independent auditor would enhance PTC's ability to manage or control risk or improve audit quality;
- Whether performance of the service by the independent auditor would increase efficiency because of the auditor's familiarity with PTC's business, personnel, culture, systems, risk profile and other factors; and
- Whether the amount of fees involved, or the proportion of the total fees payable for tax and other non-audit services, would tend to reduce the independent auditor's ability to exercise independent judgment in performing the audit.

PricewaterhouseCoopers LLP Professional Services and Fees

The table below shows the fees we paid for professional services rendered by PricewaterhouseCoopers LLP for 2021 and 2020. All the fees disclosed below were pre-approved by the Audit Committee in accordance with the policy described above.

PRICEWATERHOUSECOOPERS LLP SERVICES AND FEES

Type of Professional Service	2021	2020
Audit Fees	$2,846,229	$2,813,068
Audit-Related Fees[1]	$ 31,417	$ 221,580
Tax Fees[2]	$2,264,445	$2,002,587
All Other Fees[3]	$ 900	$ 2,700

[1] 2020 fees are primarily related to the comfort letter for our debt issuance in 2020.

[2] Consists principally of fees related to tax compliance, tax planning and tax advice services, and tax compliance services related to PTC's expatriate employees (including assistance with individual tax compliance that PTC provides as a benefit to these employees) as follows:

Type of Tax Service	2021	2020
Tax compliance and preparation services (comprised of preparation of original and amended tax returns, claims for refunds, and tax payment planning services)	$ 564,445	$ 581,063
Tax compliance services related to PTC's expatriate employees	$ 0	$ 11,493
Other tax services, including tax planning and advice services and assistance with tax audits	$ 1,700,000	$1,410,031
Total	**$2,264,445**	**$2,002,587**

[3] Consists of fees for accounting research and compliance software.

Report of the Audit Committee

The Audit Committee:

- Reviewed and discussed the audited financial statements for FY21 with management and with PricewaterhouseCoopers LLP;
- Discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board;
- Discussed with PricewaterhouseCoopers LLP its independence from PTC and its management, including the matters in the letter and written disclosures received from PricewaterhouseCoopers LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence; and
- Considered whether the independent auditor's provision of the non-audit related services to PTC that are described above is compatible with maintaining independence.

Based on the Audit Committee's review and discussions with management and PricewaterhouseCoopers LLP and the Audit Committee's review of the independent auditor's report, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in PTC's Annual Report on Form 10-K for the year ended September 30, 2021 filed with the Securities and Exchange Commission.

Audit Committee

Paul Lacy, Chair
Corinna Lathan
Robert Schechter

Attendance at the Annual Meeting

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and will also be available to respond to appropriate questions from stockholders.

INFORMATION ABOUT PTC COMMON STOCK OWNERSHIP

Stockholders that Own at least 5% of PTC

The following table shows all persons we believe to be beneficial owners of more than 5% of PTC common stock as of November 30, 2021. "Beneficial owners" of PTC common stock are those who have the power to vote or to sell that stock. Our information is based in part on reports filed with the Securities and Exchange Commission (SEC) by the firms listed in the table below. If you wish, you may obtain these reports from the SEC.

Stockholder	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
BlackRock, Inc. 55 East 52nd Street New York, NY 10022	14,176,314[3]	12.03%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	11,714,644[4]	9.94%
Rockwell Automation, Inc. 1201 South Second Street Milwaukee, WI 53204	10,582,010[5]	8.98%

[1] Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed.

[2] For purposes of determining the percentage of common stock outstanding, the number of shares deemed outstanding consists of the 117,871,903 shares outstanding as of November 30, 2021.

[3] As reported on Schedule 13G filed January 27, 2021, BlackRock, Inc. is a parent holding company that has beneficial ownership of the shares reported through its subsidiaries. BlackRock has sole voting power over 13,396,970 of such shares and sole dispositive power over all 14,176,314 shares.

[4] As reported on Schedule 13G filed May 10, 2021, The Vanguard Group is an investment adviser that has shared voting power over 204,320 of such shares, sole dispositive power over 11,243,666 of such shares and shared dispositive power over 470,978 of such shares.

[5] As reported on Schedule 13D/A filed on November 8, 2021, Rockwell Automation Inc. has sole voting and dispositive power over all 10,582,010 shares.

Stock Owned by Directors and Officers

The following table shows the PTC common stock beneficially owned by PTC's current directors and named executive officers, as well as all current directors and executive officers as a group, as of November 30, 2021.

Director or Executive Officer	Number of Shares Beneficially Owned[1]	Percentage of Common Stock Outstanding[2]
Mark Benjamin	—	—
Janice Chaffin	50,428	0.04%
Klaus Hoehn	33,769	0.03%
Paul Lacy	64,828	0.05%
Corinna Lathan	7,017	0.01%
Blake Moret	10,593,107[3]	8.99%
Robert Schechter	62,765	0.05%
James Heppelmann	898,096	0.76%
Kristian Talvitie	66,369	0.06%
Michael DiTullio	86,593	0.07%
Troy Richardson	49,949	0.04%
Aaron von Staats	48,609	0.04%
All directors, nominees for director, and current executive officers as a group (12 persons)	11,961,530[3]	10.15%

[1] Shares beneficially owned based on information available to us and applicable regulations. This does not constitute an admission by any stockholder that such stockholder beneficially owns the shares listed. Unless otherwise indicated, each stockholder has sole voting and investment power over the shares listed.

[2] For purposes of determining the percentage of common stock outstanding held by any person, the number of shares deemed outstanding consists of the 117,871,903 shares outstanding as of November 30, 2021, and any shares subject to RSUs held by the person that vest on or before January 29, 2022.

[3] 10,582,010 of the shares shown are held by Rockwell Automation, Inc. Mr. Moret is the Chief Executive Officer and Chairman of the Board of Directors of Rockwell Automation and, in these capacities, may be deemed to share voting and dispositive power with respect to the securities held by Rockwell Automation. Mr. Moret disclaims beneficial ownership of the securities held by Rockwell Automation, and the inclusion of these securities in this proxy statement shall not be deemed an admission by Mr. Moret of beneficial ownership of these shares for any purpose.

TRANSACTIONS WITH RELATED PERSONS

Review of Transactions with Related Persons

We have a written policy regarding the review, approval and ratification of transactions involving related persons. Related persons include our directors, executive officers and persons or entities that beneficially own more than 5% of our outstanding common stock and their respective immediate family members as defined in applicable SEC regulations. Our Audit Committee is responsible for reviewing and approving or ratifying any related party transaction exceeding a specified threshold (unless such transaction involves the compensation of an executive officer whose compensation is reviewed and approved by the Compensation Committee). In reviewing such transactions, the Audit Committee considers whether:

- the transaction has an appropriate business purpose,
- the terms of the transaction are not less favorable to PTC than those that could be obtained from an unrelated third party,
- it is necessary or desirable for PTC to enter into the transaction at that time,
- the amount of consideration to be paid or received by PTC is appropriate, and
- entering into the transaction with the related person rather than an independent third party is desirable.

All related person transactions described below were reviewed and approved by the Audit Committee or the Compensation Committee in accordance with such policy.

Transactions with Related Persons

Howard Heppelmann, our General Manager, Smart Connected Operations, is the brother of James Heppelmann, our President and Chief Executive Officer. Howard Heppelmann is not an executive officer of PTC. For 2021, he earned a salary of $280,000 and a performance bonus of $158,460, and was granted $290,000 worth of service-based RSUs, which RSUs vest in three substantially equal installments in November 2021, 2022 and 2023 if he meets the applicable service criteria. The amounts paid were commensurate with those of his peers.

Maximo Albea Rodriguez, a Principal Consultant in our Professional Services group, is the husband of Eduarda Camacho, who was our Executive Vice President and Chief Customer Officer through July 2021. For 2021, Mr. Rodriguez earned a salary of $118,500, a performance bonus of $25,926, and was granted $25,000 service-based RSUs, which RSUs vest in three substantially equal installments in May 2022, 2023 and 2024 if he meets the applicable service criteria. The amounts paid were commensurate with those of his peers.

STOCKHOLDER PROPOSALS AND NOMINATIONS

How to Submit a Proposal

We plan to hold the 2023 Annual Meeting of Stockholders on February 16, 2023. If you wish to nominate a person for election as a director or make another proposal for consideration at the 2023 Annual Meeting, you must give written notice to us between August 22, 2022 and September 21, 2022, including the information required by our by-laws. The information required by our by-laws with respect to director nominations is described below.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some proposals may be included in our proxy statement and proxy card. If you desire that such a proposal be included in our proxy statement and proxy card, you must give written notice to us no later than August 22, 2022.

Your written proposal must be sent to:

AARON C. VON STAATS
Secretary
PTC Inc.
121 Seaport Boulevard Boston, Massachusetts 02210

In order to limit controversy as to the date on which PTC receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Information to be Provided in Connection with Director Nominations

If you wish to recommend a person for election as a director, your proposal should include the information described below and a brief statement describing the reasons you believe the person would be an effective director for PTC.

Candidates recommended by stockholders are reviewed in the same manner and using the same general criteria as candidates recommended by the Nominating Committee and/or the Board.

Information about the Director Nominee

You must provide the following information about the director nominee:

- The name, age, and business and residence addresses of the person,
- The principal occupation or employment of the person for the past five years, as well as information about any other board of directors and board committee on which the person has served during that period,
- The number of shares of PTC stock, if any, beneficially owned by the person,
- Whether or not the person is currently "independent" from PTC under the independence standards of the NASDAQ Stock Market and all facts that currently prevent the person from being independent under such standards, if applicable, and
- Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Information about the Nominating Stockholder

You must provide the following information about yourself:

- Your name and record address and the name and address of the beneficial owner of our shares, if any, on whose behalf the proposal is made,

- A description of all familial, compensatory, financial and/or other relationships, arrangements and transactions, existing at any time within the preceding three years or currently proposed, between the director nominee and you or the beneficial owner of our shares on whose behalf the proposal is made, if any, or any of your or their respective affiliates and associates, and

- The details of all the following that are held and/or beneficially owned, directly or indirectly, including through any entity, by you and by such beneficial owner, if any:

  - The number of shares of PTC stock,

  - Any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to PTC stock or with a value derived in whole or in part from the value of PTC stock, whether or not such instrument or right is subject to settlement in PTC stock or otherwise (a "derivative instrument") and any other direct or indirect opportunity of any such person to profit or share in any profit derived from any increase or decrease in the value of PTC stock,

  - Any proxy, contract, arrangement, understanding, or relationship pursuant to which you or such other beneficial owner, if any, has a right to vote any shares of PTC stock,

  - Any short interest in PTC stock (that is, if you directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, could profit or share in any profit derived from any decrease in the value of PTC stock),

  - Any rights to dividends on PTC stock that are separated or separable from PTC stock, and

  - Any performance-related fees (other than an asset-based fee) that you or such beneficial owner, if any, is entitled to, based on any increase or decrease in the value of PTC stock or derivative instruments, if any, as of the date of your notice, including without limitation any such interest held by members of your immediate family sharing the same household.

The Nominating Committee may require any proposed nominee to furnish such other information as it may reasonably require to determine the proposed nominee's eligibility, or lack thereof, to serve as a director of PTC.

ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Proposals to Be Voted on at the Meeting and Voting Standard

Proposal	Board Recommendation	Vote Required[1]	Broker Discretionary Voting Allowed
Elect eight directors to serve until the 2023 Annual Meeting of Stockholders.	✔ FOR	Plurality[2]	No
Advisory vote to approve the compensation of our named executive officers (say-on-pay).	✔ FOR	Majority Votes Cast	No
Advisory vote to confirm the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.	✔ FOR	Majority Votes Cast	Yes

[1] Plurality means that the nominees for director receiving the greatest number of votes will be elected. Majority means that a proposal that receives an affirmative majority of the votes cast will be approved. Broker Discretionary Voting occurs when a broker does not receive voting instructions from the beneficial owner and votes those shares in its discretion on any proposal on which it is permitted to vote.

[2] PTC has a majority voting policy under which a director who receives more "Withhold" votes than "For" votes is required to tender his or her resignation and the board is required to evaluate the proposed resignation and announce its decision with respect to such resignation.

Effect of Abstentions and Broker Non-Votes

If you abstain from voting on any of the proposals, or if your broker or bank does not vote on any proposal because it has not received instructions from you and is not permitted to vote in its discretion (a broker non-vote), it will not count as a vote for or against any proposal.

Voting by Proxy

You may vote by proxy using the Internet by following the instructions on your notice or proxy card. If you requested a printed set of materials, you may also vote by telephone or by mail by following the instructions on the proxy card.

Voting methods differ depending on whether you are a registered stockholder (that is, you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described on your notice or proxy card.

When you vote, you are giving your "proxy" to the individuals we have designated to vote your shares at the meeting as you direct. If you do not make specific choices, they will vote your shares in accordance with the Board's recommendations as set forth above. If any matter not listed in the Notice of Meeting is properly presented at the Annual Meeting, they will vote your shares in accordance with their best judgment. As of the date hereof, we knew of no matters that needed to be acted on at the meeting other than as discussed in this proxy statement.

Whether you plan to attend the Annual Meeting or not, we encourage you to vote promptly. Voting promptly will not affect your right to attend the Annual Meeting. If you wish to vote at the Annual Meeting despite having voted previously, you may do so by following the procedure described below under **Revoking Your Proxy** and **How You May Vote in Person**.

Revoking Your Proxy

You may change your vote after you have voted as described below.

If you hold your shares in "**street name**" (that is, you hold your shares through a bank or a brokerage account, as most people do), you must follow the procedures required by the brokerage firm or bank through which you hold your shares to revoke your proxy. You should contact that firm or bank directly for more information on those procedures.

If you are a **registered stockholder** (that is, you hold your shares directly and not through a bank or brokerage account), you may revoke your proxy by following any of these procedures:

- Vote again using the same method you used to vote your shares (which will supersede your earlier vote);
- Send a letter revoking your proxy to PTC's Secretary at the address indicated under "Stockholder Proposals and Nominations;" or
- Attend the Annual Meeting, notify us in writing that you are revoking your proxy and vote in person.

Confidentiality of Voting and Tabulation of the Votes

We keep all the proxies, ballots and voting tabulations confidential. Broadridge Financial Solutions, Inc. acts as tabulator and will forward to management any written comments that you make on the proxy card without providing your name.

Announcement of Voting Results

We will provide the voting results in a Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days after the Annual Meeting.

Costs of Soliciting Proxies

PTC will pay all the costs of soliciting proxies. In addition to mailing the notices and providing these proxy materials, our directors and employees may solicit proxies by telephone, fax or other electronic means of communication, or in person. Okapi Partners LLC is assisting us with the solicitation of proxies for a fee of $15,000, plus customary disbursements. We will reimburse banks, brokers, nominees, and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Questions

If you have any questions about the Annual Meeting or your ownership of PTC common stock, please contact PTC Investor Relations by telephone at (781) 370-5000 or email at **IR@ptc.com**.

By Order of the Board of Directors,

AARON C. VON STAATS
Secretary
December 20, 2021

OBTAINING A COPY OF OUR ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended September 30, 2021, was made available with this proxy statement. **You may obtain another copy of our Annual Report on Form 10-K free of charge on our website at www.ptc.com or by contacting PTC Investor Relations at**:

Investor Relations
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

Phone: (781) 370-5000
Email: **investor@ptc.com**

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that our executive officers and directors and other persons who beneficially own more than 10% of a registered class of our equity securities file with the SEC reports of ownership and reports of changes in ownership of shares and other equity securities. Such executive officers and directors and other persons who beneficially own more than 10% of a registered class of our equity securities are required by the SEC to furnish us with copies of all such ownership reports filed by such reporting persons.

Based solely on our review of such reports furnished to us or written representations provided to us by the reporting persons, we believe that all applicable ownership reporting requirements were complied with in the year ended September 30, 2021, except that one Form 4, covering four equity grants made on November 16 and November 17, 2020, was filed late by Mr. Richardson due to a minor delay obtaining EDGAR filing codes due the COVID-19 pandemic, and one Form 5 covering two small family gifts was filed late by Mr. Lacy due to an internal clerical error.

BY-LAW AMENDMENT

Overview

On June 24, 2021, the Board of Directors amended PTC's Amended and Restated By-Laws to provide that, unless PTC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Reason for Amendment

In March 2018, the Supreme Court ruled that certain class actions under the U.S. securities laws related to securities offerings may be brought in state court and are not removable to federal court. This upended the common understanding that such claims could be removed to federal court and adjudicated under well-established and consistent jurisprudence. As such, this enabled putative class-action plaintiffs to avoid federal court and pursue such claims in state court, introducing the well-recognized perils associated with forum-shopping and inconsistent, unpredictable standards across multiple jurisdictions that potentially require companies to defend multiple lawsuits on the same matter in multiple jurisdictions at unnecessary expense to companies with unpredictable outcomes. The amendment does not deprive putative class action plaintiffs of remedies for alleged securities laws violations, it merely enables the company to remove such actions to federal court and be subject to established and consistent standards. This is expected to benefit stockholders by reducing litigation costs and enabling informed and fair settlements of those types of securities claims.

By-Law Amendment

The amendment added the following language to Section 5.9 of PTC's Amended and Restated By-Laws:

"Unless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 5.9."

APPENDIX A

Operating Measure

ARR

ARR (Annual Run Rate) represents the annual value of our portfolio of active renewable customer contracts as of the end of the reporting period, including subscription software, cloud, and support contracts. ARR includes IoT and AR orders placed under our Strategic Alliance Agreement with Rockwell Automation and includes orders placed to satisfy contractual quarterly minimum commitments. ARR is adjusted to eliminate the effect of the Arena acquisition and foreign exchange rates over the course of the year.

We believe ARR is a valuable operating metric to measure the health of a subscription business because it captures expected subscription and support cash generation from new customers, existing customer renewals and expansions, and includes the impact of churn, which reflects gross churn, offset by the impact of any pricing increases.

Because this measure represents the annual value of renewable customer contracts as of the end of a reporting period, ARR does not represent revenue for any particular period or remaining revenue that will be recognized in future periods.

Non-GAAP Financial Measures

FREE CASH FLOW

Free cash flow is cash flow from operations less capital expenditures. Free cash flow is not a measure of cash available for discretionary expenditures.

Additional information about the items we exclude from our non-GAAP financial measures and the reasons we exclude them can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures of our Annual Report on Form 10-K for the fiscal year ended September 30, 2021, which accompanies this proxy statement.

Non-GAAP Financial Measures used under Our Executives' Performance-Based Compensation

We use non-GAAP operating expense and adjusted free cash flow as performance measures because these measures exclude items that are not, in our view, indicative of our core operating results or that are not easily predictable for future periods.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is net cash provided by operations less capital expenditures, and application of a restructuring adjustment, foreign exchange rate adjustment, and a tax addback adjustment to eliminate the effect of restructuring payments, foreign exchange rates, and certain tax payments over the course of the year. Adjusted free cash flow is not a measure of cash available for discretionary expenditures.

NON-GAAP OPERATING EXPENSE

Non-GAAP operating expense excludes stock-based compensation expense, acquisition-related costs and other transactional expenses, restructuring and other charges (net) and amortization of acquired intangible assets, and application of a foreign exchange rate adjustment, Arena acquisition adjustment, and an add back expense from over-achievement of commissions and the Corporate Incentive Plan to eliminate the effect of foreign exchange rates, the Arena acquisition, and the overage in commissions and bonus expense due to overachievement of targets over the course of the year.

Reconciliation of GAAP Results to Non-GAAP Financial Measures

	FY20	FY21
ARR as reported	$1,270	$1,475
Foreign exchange rate adjustment	—	5
Exclusion of impact of Arena acquisition	—	(59)
Adjusted ARR for FY21 CIP, FY21 PSUs, and CEO PSUs	$1,270	$1,420

	Growth
ARR growth as reported	16%
Foreign exchange rate growth adjustment	0%
Exclusion of impact of Arena acquisition on growth	-5%
Adjusted ARR growth for FY21 CIP, FY20 PSUs, and CEO PSUs	12%

	FY21
GAAP operating expense	$1,055
Stock-based compensation	(158)
Amortization of acquired intangible assets	(29)
Acquisition-related and other transactional charges	(15)
Restructuring and other charges, net	(2)
Non-GAAP operating expense	$ 851
Foreign exchange rate adjustment	(6)
Acquisition of Arena	(21)
Add back expense from over-achievement of commission and CIP	(8)
Adjusted non-GAAP operating expense for FY21 CIP	$ 816

	FY20	FY21
Cash from operations	$234	$369
Capital expenditures	(20)	(25)
Free cash flow	$214	$344
Impact of restructuring payments	42	15
Foreign exchange rate adjustment	—	(6)
Non-ordinary course tax addback	—	18
Adjusted free cash flow for FY19 PSUs, FY21 PSUs, and CEO PSUs	$256	$370

	Growth
Free cash flow growth	61%
Restructuring payments growth adjustment	-22%
Foreign exchange rate growth adjustment	-3%
Non-ordinary course tax addback growth adjustment	8%
Adjusted free cash flow growth for FY19 PSUs, FY21 PSUs, and CEO PSUs	45%

REDUCING THE ENVIRONMENTAL IMPACT OF OUR SOLICITATIONS

Electronic Delivery of Proxy Materials

We began providing proxy materials electronically to our stockholders in connection with our 2008 Annual Meeting of Stockholders and provide printed proxy materials only to stockholders that request them. This has reduced the number of proxy statements and Annual Reports on Form 10-K that are printed and mailed each year from 43,000 copies of each document in 2007 to approximately 2,000 copies of each document each year.

If you currently receive printed copies of our proxy materials and you would like to reduce the environmental impact associated with printing and mailing future proxy materials to you, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the Internet voting instructions on your notice or proxy card and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

Materials Sent to Stockholders Sharing the Same Surname and Address

Stockholders holding their shares in a brokerage account or bank account that share the same surname and address generally receive only one copy of the notice or materials. This practice conserves natural resources and reduces duplicate mailings and associated printing and postage costs. If you would like to receive a separate copy of the notice, our annual report and/or proxy statement, as applicable, or to receive separate copies of future mailings, please submit your request to the address or phone number that appears on your notice or proxy card. We will deliver such additional copies promptly upon receipt of such request. Stockholders receiving multiple copies at the same address may request that they receive only one. To do so, please submit your request to the address or phone number that appears on your notice or proxy card.

PTC Worldwide Headquarters
121 Seaport Boulevard
Boston, MA 02210
PTC.com

